Julie Collett
Senior Director and Counsel julie.collett@equitable.com (303) 902-9135

March 18, 2021

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange

Commission Office of Insurance Products

Division of Investment

Management Mail Stop 8629

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company

Initial Registration Statement on Form S-3

File Nos. 333- 251414

Equitable Financial Life Insurance Company of America

Initial Registration Statement on Form S-1

File Nos. 333- 251416

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company and Equitable Life Insurance Company of America (the “Companies”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.

Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: All missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement.

2.	Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.

Response: The disclosure has been revised as requested.

3.

The prospectus supplement describing how the Market Stabilizer Option (“MSO”) interrelates with the other provisions of the variable life insurance policy is potentially confusing for investors, and requires a side-by-side comparison of its reading with the corresponding Form N-6 prospectus. In accordance with plain English principles, please eliminate the supplement and confirm that all relevant MSO disclosures therein will be described in the Form N-6 prospectus.

Response: The disclosure has been revised as requested.

Cover Page

4.	The prospectus describes a new policy. Accordingly, please remove the statement that the prospectus supersedes all prior prospectuses.

Response: The disclosure has been revised as requested.

5.

Please indicate on the cover page the name of each variable life insurance policy to which the prospectus relates. If there is only one such policy, then please revise the references throughout the prospectus to “policies,” “appropriate variable life insurance policy prospectus,” “certain variable life insurance policies,” “if your policy allows,” etc. If there are multiple policies, then please clarify throughout the prospectus the material variations in the terms of the MSO for each such policy rather than using vague language such as “for certain variable life insurance policies.”

Response: The disclosure has been revised as requested.

6.

To more clearly explain up front that the MSO is an investment option under the policy that provides an opportunity to earn interest credited by the Company based in part on the performance of the S&P 500 Price Return Index over a one-year period, please move the “What is the Market Stabilizer Option” discussion to precede the discussion of the terms associated with the Market Stabilizer Option.

Response: The disclosure has been revised as requested.

7.	Please clarify in the third bullet and throughout the prospectus that the owner bears the risk of potential loss of principal and previously credited interest with respect to investments in the MSO.

Response: The disclosure has been revised as requested.

8.	In the fourth bullet, please briefly specify each type of distribution that triggers an Early Distribution Adjustment and loss of Index performance (e.g., surrenders, loans, etc.).

Response: The disclosure has been revised as requested.

9.

Please state that index-linked investment options such as the MSO are complex insurance and investment options, and investors should speak with a financial professional about the MSO’s features, benefits, risks, and fees, and whether the MSO is appropriate for the investor based upon his or her financial situation and objectives.

Response: The disclosure has been revised as requested.

10.	Please state that the Company’s obligations under the MSO are subject to its creditworthiness and claims paying ability.

Response: The disclosure has been revised as requested.

11.

When stating in the penultimate paragraph that transfers are not permitted into or out of a Segment prior to the Segment Maturity Date, please also state that partial withdrawals are similarly not permitted.

Response: The disclosure has been revised as requested.

Contents of this Prospectus

12.	Please provide a reasonably detailed table of contents (e.g., list the subsections of “Description of the Market Stabilizer Option”). Item 502(b) of Regulation S-K.

Response: The disclosure has been revised as requested.

Definitions (pages 5-6)

13.

Please provide a definition for “Early Distribution” to specify each deduction from Segment Account Value during a Segment Term that triggers an Early Distribution Adjustment and loss of Index performance (e.g., surrenders, loans, etc.). Please revise the prospectus where appropriate to include this defined term. Please also disclose if payment of the death benefit is considered to be an early distribution, and if not, please explain, where appropriate in the prospectus, how the index-linked return is calculated if death occurs prior to the Segment Maturity Date. Please also explain that transfers and partial withdrawals are not permitted during a Segment Term, and therefore are not considered to be early distributions.

Response: The disclosure has been revised as requested.

14.	The first two sentences of the Segment Maturity GIO Limitation definition are redundant; please revise.

Response: The disclosure has been revised as requested.

Fee Table Summary (page 7)

15.

Please provide the guaranteed maximum charges in the table more prominently than the current non-guaranteed charges (i.e., switch the two columns so that the guaranteed maximum charges are disclosed first).

Response: The disclosure has been revised as requested.

16.

The Variable Index Benefit Charge, both current and guaranteed, is 0.00%. Accordingly, there is no such charge imposed on policy owners, and all references to the Variable Index Benefit Charge should be removed from the prospectus. If the Companies choose to assess such a charge for future sales, they may do so in a future amendment to each registration statement.

Response: The disclosure has been revised as requested.

17.

Please include in the fee table the mortality and expense risk charge, which is assessed on MSO Segment Account Value and amounts in the MSO Holding Account. Please move the disclosure in the last paragraph to a footnote that corresponds to the mortality and expense risk charge line item. Please also state in the footnote that amounts in the MSO Holding Account reflect fees and expenses of the EQ/Money Market Portfolio.

Response: The disclosure has been revised as requested.

18.

Separate from the fee table, please include a summary of the material features of the MSO, including a brief description of (a) the Index, the Segment Term, the Downside Protection and Growth Cap Rate (including when each are reset and how the minimum Growth Cap Rate works), and the Early Distribution Adjustment; (b) how policy owners may make withdrawals and transfers to other investment options; and (c) the Company’s right to change or discontinue an index, and how index performance will be calculated if this occurs. Please also include a prominent statement that in the event of an early distribution, the Early Distribution Adjustment will result in a loss of principal and previously credited interest even if the Index has experienced positive performance since the Segment Start Date, and that this loss may be substantial. Item 3 of Forms S-1 and S-3; Item 503(a) of Regulation S-K.

Response: The information required by Item 3 of the Forms S-1 and S-3 and Item 503(a) is already provided on the first two pages of the prospectus. Accordingly, additional disclosure has not been added.

Risk Factors (pages 8-10)

19.

Please provide a risk factor stating that because the Company relies on a single point in time to calculate the Index return, an investor may experience a negative return even if the Index has experienced gains through some, or most, of the Segment Term. Please also include this disclosure in the summary (see staff comment 18 above).

Response: The disclosure has been revised as requested.

20.	In the first risk factor, please state that an investor could lose 90% of principal which includes any previously credited interest.

Response: The disclosure has been revised as requested.

21.	After listing in the fourth risk factor the negative consequences that apply to early removals from a Segment, please state that surrender charges and tax consequences could also apply.

Response: The disclosure has been revised as requested.

22.

When stating in the fourteenth risk factor that the Company reserves the right to implement a Segment Maturity GIO Limitation, please clarify that this means a limitation on the amount that may be allocated to the guaranteed interest option.

Response: The disclosure has been revised as requested.

23.

In the third risk factor on page 9, which states that if a minimum Growth Cap Rate is not specified, account value could be transferred to a Segment with a lower Growth Cap Rate than desired, please also state that if a minimum has been specified, account value could remain uninvested in the MSO Holding Account until the next Segment, if any, where the Growth Cap Rate is at or above the minimum specified by the investor.

Response: The disclosure has been revised as requested.

24.

The risk factors discussion includes bullet points that explain procedural restrictions on certain policy riders if the MSO is elected (e.g., under the Living Benefits Rider, cash surrender value on lien will be transferred to the Unloaned GIO if the owner allocates to the MSO; the Enhanced Death Benefit Guarantee must be terminated prior to allocating to the MSO), but do not describe principal risks associated with the MSO. Please move this disclosure to a separate section of the prospectus that describes how policy riders are impacted if amounts are invested in the MSO.

Please also confirm supplementally that all disclosures describing the impact of the MSO on policy riders are also included in the variable life insurance prospectus(es) filed on Form N-6.

Response: The disclosure in the MSO prospectus has been revised as requested. All disclosure describing the impact of the MSO on policy riders will be included in the applicable variable life insurance prospectuses filed on Form N-6.

25.

The risk factors include references to the Extended No Lapse Guarantee Rider and the Paid-Up Death Benefit Guarantee, despite the disclosure in the prospectus supplement stating that these two riders are not offered under the policy. If true, please remove all disclosures in the prospectus describing these riders.

Response: The disclosure has been revised as requested.

26.

In place of the numerous risk factors that discuss, with varying specificity, the impact of an MSO election on the Policy Continuation Rider, Long-Term Care Services Rider, and Paid Up Death Benefit Guarantee, please provide one risk factor that states that upon exercise of any of these riders, the MSO will no longer be available, and that any Segments with Segment Account Value will be terminated, the Segment Account Value will be subject to an Early Distribution Adjustment, and the owner will forfeit any positive Index performance that could otherwise have been earned. Please also clarify where the Segment Account Value will be reallocated under the policy.

Response: The disclosure has been revised to reflect the impact of an MSO election on the Policy Continuation Rider, Long-Term Care Services Rider and Living Benefits Rider. The disclosure has also been revised to remove references to the Paid Up Death Benefit Guarantee as it is not available.

27.

Please confirm supplementally that the penultimate risk factor in the Form S-3 prospectus, referencing an enhanced death benefit guarantee, and the last risk factor in the Form S-3 prospectus, referencing riders that may result in face amount increases, are not included in the Form S-1 prospectus because such riders are not offered with the variable life insurance policy(ies) to which the Form S-1 prospectus relates. Further, where appropriate in the Form S-3 prospectus (and, if applicable, the Form S-1 prospectus), please describe the “face amount increases” provision of the MSO rider referenced in the last bullet.

Response: Disclosure inadvertently referenced the enhanced death benefit guarantee. The enhanced death benefit guarantee is not available so references have been deleted.

Description of the Market Stabilizer Option – MSO Holding Account (page 11)

28.

Please revise the third sentence in the first paragraph to state that the MSO Holding Account has the same rate of return and is subject to the same underlying portfolio operating expenses and same mortality and expense risk charges as the EQ/Money Market variable investment option.

Response: The disclosure has been revised as requested.

29.	In the second paragraph, please clarify in the third sentence that the 3rd Friday of June is the Segment Start Date.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option – Segments (pages 11-12)

30.

There are five conditions that must be met in order for amounts to be transferred from the MSO Holding Account into a new Segment, the last one being a possible limit on the total amount that may be allocated to the Segments. Please specify this limit here and in the “Right to Discontinue and Limit Amounts Allocated to the MSO” section of the prospectus.

Response: Disclosure has been added to note that currently there is no limit on amounts allocated to the Segments.

Description of the Market Stabilizer Option – Segment Maturity (page 12)

31.	When describing the three options from which to choose when a Segment is maturing, please clarify the reference to the “Segment Maturity GIO” in the third option.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option – Growth Cap Rate (page 12)

32.

Please move the fourth paragraph, and copy the relevant portions of the fifth paragraph, to a separate section titled “Downside Protection,” and more clearly disclose that the Downside Protection will never decrease below -10%.

The fourth paragraph states that policy owners will be notified in advance of any increase in Downside Protection, and may decline to participate in any Segment that reflects such an increase. While an increase in Downside Protection could result in a lower Growth Cap Rate, policy owners will not be informed in advance as to what this rate will be. Moreover, policy owners will have already specified the minimum Growth Cap Rate that they find acceptable. Accordingly, please explain supplementally why policy owners will be given a choice to decline an increase in Downside Protection, which would only serve to benefit them.

Response: The disclosure has been revised as requested. A policy owner may not want a lower growth cap rate, and therefore prefer to decline an increase in Downside Protection.

33.

In the sixth paragraph, please disclose whether policy owners may change the minimum acceptable Growth Cap Rate after it has been established, and if so, how they may do so. Please also clarify whether the formula used to determine the minimum Growth Cap Rate that must be met to transfer into a Segment assumes the current or the guaranteed Variable Index Segment Account charge. Similarly, please revise the hypothetical example in the penultimate paragraph to reflect either the current (0.40%) or guaranteed (1.65%) Variable Index Segment Account charge rate.

Response: The disclosure has been revised to clarify that the current Variable Index Segment Account charge is used in the formula. The hypothetical example has not been revised to reflect actual numbers as that would not provide an example of when the minimum has to be met. In other words, if we use actual numbers, the minimum would be 2.50% which is less than 6.00% (the minimum Growth Cap Rate) so we would not be demonstrating how a minimum must be met in order to have amounts transferred into a segment.

Description of the Market Stabilizer Option – Index-Linked Return (page 13)

34.	Please state that the example assumes Downside Protection of -10%, and that no early distributions have occurred during the Segment Term.

Response: The disclosure has been revised as requested.

35.

The example assumes a Growth Cap Rate of 15%. Please confirm supplementally that the Growth Cap Rate and other assumptions reflected here, and in all examples throughout the prospectus (including Appendix: Early Distribution Adjustment Examples), are reasonable in light of current and anticipated market conditions.

Response: The Growth Cap Rate and other assumptions reflected here, and in all examples throughout the prospectus (including Appendix: Early Distribution Adjustment Examples), are reasonable in light of current and anticipated market conditions.

36.

Please revise the first three paragraphs following the example to correspond to the example. For example, the second sentence in the first paragraph would describe an increase in the Index of 25% or 50%, rather than 20%, and the third sentence would describe an increase of 10% rather than 13%.

Response: The disclosure has been revised as requested.

37.

Please delete the sixth through eleventh paragraphs in this section (i.e., everything after the third paragraph following the example, other than the last paragraph of the section), as this information is redundant with earlier prospectus disclosure, not relevant to the calculation of the index-linked return, and obscures the index-linked return disclosure.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option – Charges (page 14)

38.

Please disclose that amounts in the MSO Holding Account reflect fees and expenses of the EQ/Money Market Portfolio, which are described in the prospectuses for the variable life insurance policy and the EQ/Money Market Portfolio.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option - How We Deduct Policy Monthly Charges During a Segment Term (page 15)

39.

Form S-3 Prospectus Only) In the second sentence of the first paragraph, please define the reference to the “GIA.” Please also confirm supplementally that the disclosure regarding the Corporate Owned IncentiveLife and COIL Institutional Series policies is not applicable to the Form S-1 prospectus.

Response: The disclosure has been revised as requested. The disclosure regarding Corporate Owned Incentive Life and COIL IS is not applicable and has been removed.

Description of the Market Stabilizer Option – Early Distribution Adjustment (pages 15-17)

40.	Please make more prominent the first sentence of the third paragraph.

Response: The disclosure has been revised as requested.

41.	Under Important Considerations, please state that surrender charges and tax consequences also could apply to early distributions.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option – Transfers (page 17)

42.	Please state that the Company does not impose the policy’s $25 transfer charge on transfers into or out of the MSO.

Response: The disclosure has been revised as requested.

43.

Please disclose that in order to transfer account value to the MSO, there must be sufficient funds remaining in the guaranteed interest option following the transfer to cover the Charge Reserve Amount.

Response: The disclosure has been revised as requested.

Cash Surrender Value, Net Cash Surrender Value, and Loan Value (page 18)

44.

Please remove the cross-reference to the base variable life insurance policy prospectus for an explanation of cash surrender value and net cash surrender value, and define such terms in the MSO prospectus.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option – Loans (page 18)

45.

The maximum loan spread (i.e., the difference between the interest charged on policy loans from the MSO Segments and the interest credited on amounts held as collateral) is 5%. Please disclose the maximum interest rates charged and credited in connection with a Segment loan and how such rates are determined.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option - Segment Maturity GIO Limitation (page 19)

46.

The prospectus describes a new policy. Accordingly, please remove the reference to November 18, 2013 with respect to when the Companies determined not to exercise the Segment Maturity GIO Limitation. Moreover, if the Companies are not going to be exercising the Segment Maturity GIO Limitation at any time, then please remove all references to this limitation in the prospectus.

Response: The disclosure has been revised as requested.

Description of the Market Stabilizer Option - Right to Discontinue and Limit Amounts Allocated to the MSO (page 19)

47.

(Form S-3 Prospectus Only) Please clarify in the disclosure whether the last paragraph of this section applies to all policies or only to the Corporate Owned IncentiveLife and COIL Institutional Series policies. Please also confirm supplementally that the last two paragraphs of this section are not applicable to the Form S-1 prospectus. Finally, please clarify what is meant by “fund transfer” in the last paragraph.

Response: The disclosure regarding Corporate Owned Incentive Life and COIL IS is not applicable and has been removed.

Distribution of the Policies (page 21)

48.	Please identify the principal underwriter(s). Item 8 of Forms S-1 and S-3; Item 508(a) of Regulation S-K.

Response: The disclosure has been revised as requested.

Incorporation of Certain Documents by Reference (p. 22)

49.

(Form S-3 Prospectus Only) Please be sure to incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K. Item 12(a)(2) of Form S-3.

Response: The disclosure has been revised as requested.

Appendix: Early Distribution Adjustment Examples

50.

In footnote 3 to the first set of hypothetical examples, the Form S-1 prospectus states that the examples assume implied volatility of 25%, whereas the Form S-3 prospectus states that this assumption is 10%. As the examples are otherwise the same in both prospectuses, please reconcile this variation.

Response: The disclosure has been revised as requested.

Appendix: Policy/Rider Variations

51.	(Form S-1 Prospectus Only) Please remove this appendix (and all related cross-references), as the suspension of the Guaranteed Interest Option Limitation does not vary among policies.

Response: The disclosure has been revised as requested.

Appendix: Impact of MSO Election on Other Policy Riders and/or Services

52.

(Form S-3 Prospectus Only) We note that most of the information included in this appendix is described in the Risk Factors section of the prospectus. Moreover, while several disclosures in the prospectus cross-reference to this appendix, the appendix does not provide any further information with respect to such disclosures. For example, the definition of Segment Maturity GIO Limitation on page 6 provides a cross-reference to this appendix, but the appendix does not provide any information on the Segment Maturity GIO Limitation. Please delete this appendix (and all related cross-references), and ensure that all information therein is disclosed in a section of the prospectus that describes all material impacts to the policy riders if amounts are invested in the MSO. See also staff comment 24.

Response: The disclosure has been revised as requested.

Part II

53.

Please revise the exhibit list so as not to incorporate by reference to “this” registration statement (i.e., these are initial registration statements and do not have prior amendments from which to incorporate).

Response: The disclosure has been revised as requested.

54.	(Form S-3 Prospectus Only) Please explain supplementally the purpose of Exhibit 1(h).

Response: We believe that this exhibit is not necessary and it has been removed.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at (303) 902 9135. Thank you very much for your assistance with this filing.

Best regards,

/s/ Julie Collett
Julie Collett

14

Market Stabilizer Option®

Issued by Equitable Financial Life Insurance Company

Prospectus dated May 1, 2021

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your policy. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus. This Prospectus is in addition to the appropriate variable life insurance policy prospectus and all information in the appropriate variable life insurance policy prospectus continues to apply unless addressed by this Prospectus.

Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”), formerly AXA Equitable Life Insurance Company issues the Market Stabilizer Option® described in this Prospectus. The Market Stabilizer Option® is available with the policy that we offer and may not be available through your financial professional.

What is the Market Stabilizer Option®?

The Market Stabilizer Option® (“MSO”) is an investment option available under the policy. The option provides for participation in the performance of the S&P 500 Price Return index, which excludes dividends (the “Index”) up to the Growth Cap Rate that we set on the Segment Start Date. While the Growth Cap Rate is set at the Company’s sole discretion, the Growth Cap Rate will not change during a Segment Term and the Growth Cap Rate will always be at least 6%. On the Segment Maturity Date, we will apply the Index-Linked Rate of Return to the Segment Account Value based on the performance of the Index. If the performance of the Index has been positive for the Segment Term and equal to or below the Growth Cap Rate, we will apply to the Segment Account Value an Index-Linked Rate of Return equal to the full Index performance. If the performance of the Index has been positive for the Segment Term and above the Growth Cap Rate, we will apply an Index-Linked Rate of Return equal to the Growth Cap Rate. If the Index has negative performance, the Index-Linked Rate of Return will be 0% unless the Index performance goes below -10% for the Segment Term. In that case only the negative performance in excess of -10% will be applied to the Segment Account Value and you bear the entire risk of loss of principal for the portion of negative performance that exceeds -10%. Please see “Index-Linked Return” in “Description of the Market Stabilizer Option®” in this Prospectus.

Please note that you will not be credited with any positive Index performance with respect to amounts that are removed from a Segment prior to the Segment Maturity Date. Even when the Index performance has been positive, such early removals will cause you to lose some principal. Please see “Early Distribution Adjustment” in this Prospectus.

Although under the variable life insurance policy, we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options, there are no transfer charges for transfers into or out of the MSO Holding Account. Please note that once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted. In addition, partial withdrawals are not permitted from amounts transferred into the MSO.

The Market Stabilizer Option® is not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Market Stabilizer Option® or any member of the public regarding the advisability of investing in securities generally or in the Market Stabilizer Option® particularly or the ability of the S&P 500 Price Return index (the “Index”) to track general stock market performance. S&P’s and its third party licensor’s only relationship to the Company is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to the Company or the Market Stabilizer Option®. S&P and its third party licensors have no obligation to take the needs of the Company or the owners of the Market Stabilizer Option® into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Market Stabilizer Option® or the timing of the issuance or sale of the Market Stabilizer Option® or in the determination or calculation of the equation by which the Market Stabilizer Option® is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Market Stabilizer Option®.

Among the many terms associated with the Market Stabilizer Option® are:

•	Index-Linked Return for approximately a one year period tied to the performance of the S&P 500 Price Return index, which excludes dividends as described below.

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

EVM-111 (5/20)	Cat # 145364
NB	#66660

•

Index-Linked Return will be applied at the end of the period (your Segment Term) on the Segment Maturity Date and only to amounts remaining within the segment until the Segment Maturity Date. The Index-Linked Return will not be applied before the Segment Maturity Date.

•

The Index-Linked Return could be positive, zero or in certain circumstances negative as described below. In the event that the S&P 500 Price Return index sustains a 100% loss, the maximum loss of principal would be 90%. Therefore, there is the possibility of a negative return on this investment at the end of your Segment Term, which could result in a significant loss of principal and previously credited interest.

•

An Early Distribution Adjustment will be made on Early Distributions from the Segment Account Value before the Segment Maturity Date. Any Early Distribution Adjustment that is made will cause you to lose principal through the application of a Put Option Factor, as explained in this Prospectus, and that loss could potentially be substantial. Therefore you should carefully consider whether to make such distributions and/or maintain enough value in your Unloaned Guaranteed Interest Option (“Unloaned GIO”) and/or variable investment options to cover your monthly deductions. The Unloaned GIO is the portion of the Guaranteed Interest Option (“GIO”) that is not being held to secure policy loans you have taken. As described in this Prospectus, we will attempt to maintain a reserve (Charge Reserve Amount) to cover your monthly deductions, but it is possible that the Charge Reserve Amount will be insufficient to cover your monthly deductions.

•	The Company’s obligations under the MSO are subject to its creditworthiness and claims paying ability.

•

Index-linked investment options such as the MSO are complex insurance and investment options, and investors should speak with a financial professional about the MSO’s features, benefits, risks, and fees, and whether the MSO is appropriate for the investor based upon his or her financial situation and objectives.

These are only some of the terms associated with the Market Stabilizer Option®. Please read this Prospectus for more details about the Market Stabilizer Option®. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus as well as the appropriate variable life insurance policy and policy rider for this option. Please refer to page 5 of this Prospectus for a Definitions section that discusses these and other terms associated with the Market Stabilizer Option®. Please refer to page 8 of this Prospectus for a discussion of risk factors.

Other Equitable policies.  We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this Prospectus. Not every policy or feature is offered through your financial professional. You can contact us to find out more about any other insurance policy.

Contents of this Prospectus

Appendices

Early Distribution Adjustment Examples	21

When we address the reader of this Prospectus with words such as “you“ and “your,“ we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the policy owner.

The Company

We are Equitable Financial Life Insurance Company, a New York stock life insurance corporation. We have been doing business since 1859. The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the policies. The Company is solely responsible for paying all amounts owed to you under your policy.

Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $800 billion in assets as of December 31, 2020. For more than 160 years the Company has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

How to reach us

Please refer to the “How to reach us” section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.

1. Definitions

Cash Surrender Value — the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. The Segment Distribution Value is used to determine the the policy account value for this purpose.

Charge Reserve Amount — A minimum amount of policy account value in the Unloaned GIO (the portion of the Guaranteed Interest Option (“GIO”) that is not being held to secure policy loans you have taken) that you are required to maintain in order to approximately cover all of the estimated monthly charges for the policy (including, but not limited to, the policy’s monthly cost of insurance charge, the policy’s monthly administrative charge, the policy’s monthly mortality and expense risk charge, the MSO’s monthly Variable Index Segment Account Charge (the monthly charge deducted from the policy account) and any monthly optional rider charges (please see “Charges” in this Prospectus for more information) during the Segment Term. The Charge Reserve Amount will be determined on each Segment Start Date as an amount projected to be sufficient to cover all of the policy’s monthly deductions during the Segment Term, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account and that no policy changes or additional premium payments are made. The Charge Reserve Amount will be reduced by each subsequent monthly deduction (but not to less than zero). There is no requirement to maintain a Charge Reserve Amount, which would cover approximately all estimated monthly policy charges, if you are not in a Segment. Please see “Segments” in this Prospectus for more information about the investment options from which account value could be transferred to the Unloaned GIO on a Segment Start Date in order to meet this requirement.

Downside Protection (also referred to in your policy as the “Segment Loss Absorption Threshold Rate”) — This is your protection against negative performance of the S&P 500 Price Return index for a Segment held until its Segment Maturity Date. It is currently -10%. The Downside Protection is set on the Segment Start Date and any Downside Protection in excess of -10% will be set at the Company’s sole discretion. However, the Downside Protection will not change during a Segment Term and at least -10% of Downside Protection will always be provided when a Segment is held until the Segment Maturity Date.

Early Distribution — a requested loan payment, surrender, deduction for monthly charges (if amounts are not available from the variable investment options or unloaned GIO) or other required distribution from a Segment made prior to the Segment Maturity Date. Such other distributions would include any distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, any unpaid loan interest, or any distribution in connection with the exercise of a rider available under your policy. Payment of death benefit proceeds is not an early distribution.

Early Distribution Adjustment (“EDA,” may also be referred to in your policy as the “Market Value Adjustment”) — The EDA is an adjustment that we make to your Segment Account Value, before a Segment matures, in the event you surrender your policy, take a loan from a Segment or if we should find it necessary to make deductions for monthly charges or any other distribution from a Segment. (Such other distributions would include any distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, any unpaid loan interest, or any distribution in connection with the exercise of a rider available under your policy.) An EDA that is made will cause you to lose principal through the application of a Put Option Factor, which estimates the market value, at the time of an early distribution, of the risk that you would suffer a loss if your Segment were continued (without taking the early distribution) until its Segment Maturity Date and that loss could be substantial. The EDA will usually result in a reduction in your Segment Account Value and your other policy values. Therefore, you should give careful consideration before taking any early loan or surrender, or allowing the value in your other investment options to fall so low that we must make any monthly deduction from a Segment. Please see “Early Distribution Adjustment” in this Prospectus for more information.

Growth Cap Rate — The maximum rate of return that will be applied to a Segment Account Value. The Growth Cap Rate is set for each Segment on the Segment Start Date. While the Growth Cap Rate is set at the Company’s sole discretion, the Growth Cap Rate will not change during a Segment Term and the Growth Cap Rate will always be at least 6%.

Index — The S&P 500 Price Return index, which is the S&P 500 index excluding dividends. This index includes 500 leading companies in leading industries in the U.S. economy.

Index Performance Rate — The Index Performance Rate measures the percentage change in the Index during a Segment Term for each Segment. If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion. Please see “Change in Index” for more information.

The Index Performance Rate is calculated by ((b) divided by (a)) minus one, where:

(a)	is the value of the Index at the close of business on the Segment Start Date, and

(b)	is the value of the Index at the close of business on the Segment Maturity Date.

We determine the value of the Index at the close of business, which is the end of a business day. Generally, a business day is any day the New York Stock Exchange is open for trading. If the New York Stock Exchange is not open for trading or if the Index value is, for any other reason, not published on the Segment Start Date or a Segment Maturity Date, the value of the Index will be determined as of the end of the most recent preceding business day for which the Index value is published.

Index-Linked Rate of Return — The rate of return we apply to calculate the Index-Linked Return which is based on the Index Performance Rate adjusted to reflect the Growth Cap Rate and protection against negative performance. Therefore, if the performance of the Index is zero or positive, we will apply that performance up to the Growth Cap Rate. If the performance of the Index is negative, we will apply performance of zero unless the decline in the performance of the Index is below -10% in which case negative performance in excess of -10% will apply. Please see the chart under “Index-Linked Return” for more information.

Index-Linked Return — The amount that is applied to the Segment Account Value on the Segment Maturity Date that is equal to that Segment’s Index-Linked Rate of Return multiplied by the Segment Account Value on the Segment Maturity Date. The Index-Linked Return may be positive, negative or zero. The Indexed-Linked Return is only applied to amounts that remain in a Segment Account Value until the Segment Maturity Date. For example, a surrender of your policy before Segment maturity will eliminate any Index-Linked Return and be subject to an Early Distribution Adjustment.

Initial Segment Account — The amount initially transferred to a Segment from the MSO Holding Account on its Segment Start Date, net of the amount that may have been transferred from the MSO Holding Account to the Unloaned GIO to cover the Charge Reserve Amount (see “Charge Reserve Amount” in this Prospectus). Such a transfer would be made from the MSO Holding Account to cover the Charge Reserve Amount only (1) if you have given us instructions to make such a transfer or (2) in the other limited circumstances described under “Segments” in this Prospectus.

MSO Holding Account — This is a portion of the EQ/Money Market variable investment option that holds amounts designated by the policy owner for investment in the MSO prior to any transfer into the next available new Segment.

Net Cash Surrender Value — The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is “restricted” as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long- Term Care ServicesSM Rider, and minus any surrender charge that then remains applicable. For this purpose, the Segment Distribution Value is used to calculate the policy account value.

Segment — The portion of your total investment in the MSO that is associated with a specific Segment Start Date. You create a new Segment each time an amount is transferred from the MSO Holding Account into a Segment Account.

Segment Account Value (also referred to in your policy as the “Segment Account”) — The amount of an Initial Segment Account subsequently reduced by any monthly deductions, policy loans and unpaid loan interest, and distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, which are allocated to the Segment. Any such reduction in the Segment Account Value prior to its Segment Maturity Date will result in a corresponding Early Distribution Adjustment, which will cause you to lose principal, and that loss could be substantial. The Segment Account Value is used in determining policy account values, death benefits, and the net amount at risk for monthly cost of insurance calculations of the policy and the new base policy face amount associated with a requested change in death benefit option.

Policy Account Value — Your “policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). The account value (Segment Account Value or Segment Distribution Value) of any policy amounts transferred to the MSO is also included in your policy account value. See definitions of “Segment Account Value” and “Segment Distribution Value” for additional detail regarding the calculation of the policy account value when there are assets invested in the MSO.

Segment Distribution Value (also referred to in your policy as the “Segment Value”) — This is the Segment Account Value minus the Early Distribution Adjustment that would apply on a full surrender of that Segment at any time prior to the Segment Maturity Date. Segment Distribution Values will be used in determining policy value available to cover monthly deductions, any applicable proportionate surrender charges for requested face amount reductions, and other distributions; cash surrender values and maximum loan values subject to any applicable base policy surrender charge. They will also be used in determining whether any outstanding policy loan and accrued loan interest exceeds the policy account value.

Segment Maturity Date — The date on which a Segment Term is completed and the Index-Linked Return for that Segment is applied to a Segment Account Value.

Segment Maturity Value — This is the Segment Account Value adjusted by the Index-Linked Return for that Segment.

Segment Start Date — The Segment Start Date is the day on which a Segment is created.

Segment Term — The duration of a Segment. The Segment Term for each Segment begins on its Segment Start Date and ends on its Segment Maturity Date one year later. We are currently only offering Segment Terms of approximately one year. We may offer different durations in the future.

2. Fee Table Summary

MSO Charges	When Charge is Deducted	Guaranteed Maximum
Mortality and Expense Risk Charge*	Monthly	Policy Year	Annual % of your value in our variable investment options and the MSO

		1-10 11+	1.00% 0.50%
Variable Index Segment Account Charge	At the beginning of each policy month during the Segment Term	1.65%**

Other	When Charge is Deducted	Maximum Spread Percentage that May be Deducted
Loan Interest Spread*** for Amounts of Policy Loans Allocated to MSO Segment	On each policy anniversary (or on loan termination, if earlier)	5%

Other	When Charge is Deducted	Maximum Amount that May be Deducted
Early Distribution Adjustment	On surrender or other distribution (including loan) from an MSO Segment prior to its Segment Maturity Date	90% of Segment Account Value****
*

The base variable life insurance policy’s mortality and expense risk charge will also apply to a Segment Account Value or any amounts held in the MSO Holding Account. Amounts in the MSO Holding Account reflect fees and expenses of the EQ/Money Market Portfolio. Please see “Charges” in this Prospectus for more information. Please refer to the appropriate variable life insurance policy prospectus for more information.

**	The current non-guaranteed rate is 0.40%.
***

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The “spread” is the difference between the interest rate we charge you on a policy loan and the interest rate we credit to you on the amount of your policy account value that we hold as collateral for the loan.

****

The actual amount of an Early Distribution Adjustment is determined by a formula that depends on, among other things, how the Index has performed since the Segment Start Date, as discussed in detail under “Early Distribution Adjustment” in this Prospectus. The maximum amount of the adjustment would occur if there is a total distribution at a time when the Index has declined to zero.

This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus.

Changes in charges

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. For the sake of clarity, the assumptions referenced above include taxes, the cost of hedging, longevity, volatility, other market conditions, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

3. Risk Factors

There are risks associated with some features of the Market Stabilizer Option®:

•

Because the Company relies on a single point in time to calculate the Index return, an investor may experience a negative return on the Segment Maturity Date even if the Index has experienced gains through some, or most, of the Segment Term.

•

There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index performance that exceeds -10%. An investor could lose 90% of principal which includes any previously credited interest.

•

Your Index-Linked Return is also limited by the Growth Cap Rate, which could cause your Index-Linked Return to be lower than it would otherwise be if you participated in the full performance of the S&P 500 Price Return index.

•	You will not know what the Growth Cap Rate is before the Segment starts. Therefore, you will not know in advance the upper limit on the return that may be credited to your investment in a Segment.

•

Negative consequences apply if, for any reason, amounts you have invested in a Segment are removed before the Segment Maturity Date. Specifically, with respect to the amounts removed early, you would (1) forfeit any positive Index performance and (2) be subject to an Early Distribution Adjustment that exposes you to a risk of potentially substantial loss of principal. This exposure is designed to be consistent with the treatment of losses on amounts held to the Segment Maturity Date. Even when the Index performance has been positive, the EDA will cause you to lose some principal on an early removal. Surrender charges and tax consequences could also apply.

•

The following types of removals of account value from a Segment will result in the above-mentioned penalties to you, if the removals occur prior to the Segment Maturity Date: (a) a surrender of your policy; (b) a loan from your policy; (c) a distribution in order to enable your policy to continue to qualify as life insurance under the federal tax laws; (d) certain distributions in connection with the exercise of a rider available under your policy; and (e) a charge or unpaid policy loan interest that we deduct from your Segment Account Value because the Charge Reserve Amount and other funds are insufficient to cover them in their entirety. The Charge Reserve Amount may become insufficient because of policy changes that you request, additional premium payments, investment performance, policy loans, policy partial withdrawals from other investment options besides the MSO, and any increases we make in current charges for the policy (including for the MSO and optional riders).

•

Certain of the above types of early removals can occur (and thus result in penalties to you) without any action on your part. Examples include (i) certain distributions we might make from your Segment Account Value to enable your policy to continue to qualify as life insurance and (ii) deductions we might make from your Segment Account Value to pay charges if the Charge Reserve Amount becomes insufficient.

•

Any applicable EDA will generally be affected by changes in both the volatility and level of the S&P 500 Price Return Index. Any EDA applied to any Segment Account Value is linked to the estimated value of a put option on the S&P 500 Price Return index as described in this Prospectus. The estimated value of the put option and, consequently, the amount of the EDA will generally be higher after increases in market volatility or after the Index experiences a negative return following the Segment Start Date.

•

Once policy account value is in a Segment, you cannot transfer out of a Segment and you can only make withdrawals out of a Segment if you surrender your policy. This would result in the imposition of any applicable surrender charges and EDA.

•	We may not offer new Segments so there is also the possibility that a Segment may not be available for a Segment Renewal at the end of your Segment Term(s).

•	We also reserve the right to substitute an alternative index for the S&P 500 Price Return index, which could reduce the Growth Cap Rates we can offer.

•

No company other than us has any legal responsibility to pay amounts that the Company owes under the policy. An owner should look to the financial strength of the Company for its claims-paying ability.

•	You do not have any rights in the securities underlying the index, including, but not limited to, (i) interest payments, (ii) dividend payments or (iii) voting rights.

•	Your Segment Maturity Value is dependent on the performance of the index on the Segment Maturity Date.

•	Past performance of the index is no indication of future performance.

•

The amounts required to be maintained in the Unloaned GIO for the Charge Reserve Amount during the Segment Term may earn a return that is less than the return you might have earned on those amounts in another investment option had you not invested in a Segment.

•

If you do not specify a minimum Growth Cap Rate acceptable to you, your account value could transfer into a Segment with a Growth Cap Rate that may be lower than what you would have chosen. If a minimum has been specified, account value could remain uninvested in the MSO Holding Account until the next Segment Start Date, if any, when the Growth Cap Rate is at or above the minimum specified by the investor.

•

Upon the exercise of the Policy Continuation Rider, the MSO is no longer available and any Segments will be terminated with an Early Distribution Adjustment and remaining amounts will be deposited into the MSO Holding Account.

•

If you exercise the Long-Term Claim ServicesSM Rider, when a period of coverage ends, any Segments will be terminated with an Early Distribution Adjustment and remaining amounts will be deposited into the MSO Holding Account.

COVID-19

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes the Company is taking appropriate actions to mitigate the negative impact to our business and operations. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions have impacted the performance of the Indices to which Segments are linked, as well as the funds underlying the variable investment options. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the policy. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a financial professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the policy, such as purchasing the policy or making contributions, transfers, or withdrawals, based on your individual circumstances.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our providers and/or third-party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

4. Description of the Market Stabilizer Option®

We offer a Market Stabilizer Option® that provides a rate of return tied to the performance of the Index.

MSO Holding Account

The amount of each transfer or loan repayment you make to the MSO, and the balance of each premium payment you make to the MSO after any premium charge under your base policy has been deducted, will first be placed in the MSO Holding Account. The MSO Holding Account is a portion of the regular EQ/Money Market variable investment option that will hold amounts allocated to the MSO until the next available Segment Start Date. The MSO Holding Account has the same rate of return and is subject to the same underlying portfolio operating expenses and same mortality and expense risk charges as the EQ/Money Market variable investment option. Please refer to “Risk/benefit summary: charges and expenses you will pay” of the appropriate variable life insurance policy prospectus for more information regarding such expenses. We currently plan on offering new Segments on a monthly basis but reserve the right to offer them less frequently or to stop offering them or to suspend offering them temporarily.

Before any account value is transferred into a Segment, you can transfer amounts from the MSO Holding Account into other investment options available under your policy at any time subject to any transfer restrictions within your policy. You can transfer into and out of the MSO Holding Account at any time up to and including the Segment Start Date provided your transfer request is received at our administrative office by such date. For example, you can transfer policy account value into the MSO Holding Account on the 3rd Friday of June which is the Segment Start Date. That policy account value would transfer into the Segment starting on that date, subject to the conditions mentioned earlier. You can also transfer policy account value out of the MSO Holding Account before the end of the business day on the Segment Start Date and that account value would not be swept into the Segment starting on that date. Please refer to the “How to reach us” section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.

On the Segment Start Date, account value in the MSO Holding Account, excluding charges and any account value transferred to cover the Charge Reserve Amount, will be transferred into a Segment if all requirements and limitations are met that are discussed under “Segments” immediately below.

Segments

Each Segment will have a Segment Start Date of the 3rd Friday of each calendar month and will have a Segment

Maturity Date on the 3rd Friday of the same calendar month in the succeeding calendar year.

In order for any amount to be transferred from the MSO Holding Account into a new Segment on a Segment Start Date, all of the following conditions must be met on that date:

(1)	The Growth Cap Rate for that Segment must be equal to or greater than your minimum Growth Cap Rate (Please see “Growth Cap Rate” in this Prospectus).

(2)

There must be sufficient account value available within the Unloaned GIO and the variable investment options including the MSO Holding Account to cover the Charge Reserve Amount as determined by us on such date (Please see “Charge Reserve Amount” in this Prospectus).

(3)

The Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO (“A”), the annualized monthly Variable Index Segment Account Charge rate (“B”) and the current annualized monthly mortality and expense risk charge rate (“C”). The Growth Cap Rate must be greater than (A+B+C). This is to ensure that the highest possible rate of return that could be received in a Segment after these charges (B+C) have been considered exceeds the interest crediting rate currently being offered in the Unloaned GIO.

(4)

It must not be necessary, as determined by us on that date, for us to make a distribution from the policy during the Segment Term in order for the policy to continue to qualify as life insurance under applicable tax law.

(5)	The total amount allocated to your Segments under your policy on that date must be less than any limit we may have established. At this time there is no limit.

If there is sufficient policy account value in the Unloaned GIO to cover the Charge Reserve Amount, then no transfers from other investment options to the Unloaned GIO will need to be made. If there is insufficient value in the Unloaned GIO to cover the Charge Reserve Amount and we do not receive instructions from you specifying the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements at the Segment Start Date, or the transfer instructions are not possible due to insufficient funds, then the required amount will be transferred proportionately from your variable investment options including the MSO Holding Account.

If after any transfers there would be an insufficient amount in the Unloaned GIO to cover the Charge Reserve Amount or the Growth Cap Rate for the next available Segment does not qualify per your minimum Growth Cap Rate instructions and the conditions listed above, then your amount in the MSO Holding Account will remain there until we receive further instruction from you. We will mail you a notice informing you that your account value did or did not transfer from the MSO Holding Account into a Segment. These notices are mailed on or about the next business day after the applicable Segment Start Date.

Segment Maturity

Near the end of the Segment Term, we will notify you between 15 and 45 days before the Segment Maturity Date that a Segment is about to mature. At that time, you may choose to have all or a part of:

(a)	the Segment Maturity Value rolled over into the MSO Holding Account

(b)	the Segment Maturity Value transferred to the variable investment options available under your policy

(c)	the Segment Maturity Value transferred to the Unloaned GIO.

If we do not receive your transfer instructions before the Segment Maturity Date, your Segment Maturity Value will automatically be rolled over into the MSO Holding Account for investment in the next available Segment, subject to the conditions listed under “Segments” above.

However, if we are not offering the MSO at that time, we will transfer the Segment Maturity Value to the investment options available under your policy per your instructions or to the EQ/Money Market investment option if no instructions are received. Although under the appropriate variable life insurance policy we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options, there will be no transfer charges for any of the transfers discussed in this section.

Growth Cap Rate

By allocating your account value to the MSO, you can participate in the performance of the Index up to the applicable Growth Cap Rate that we declare on the Segment Start Date.

Please note that this means you will not know the Growth Cap Rate for a new Segment until after the account value has been transferred from the MSO Holding Account into the Segment and you are not allowed to transfer the account value out of a Segment before the Segment Maturity Date. Please see “Transfers” below.

Each Segment is likely to have a different Growth Cap Rate. However, the Growth Cap Rate will never be less than 6%.

As part of your initial instructions in selecting the MSO, you will specify what your minimum acceptable Growth Cap Rate is for a Segment. You may specify a minimum Growth Cap Rate from 6% to 10%. If the Growth Cap Rate we set, on the Segment Start Date, is below the minimum you specified then the account value will not be transferred from the MSO Holding Account into that Segment. If you do not specify a minimum Growth Cap Rate then your minimum Growth Cap Rate will be set at 6%. Therefore, if you do not specify a minimum acceptable Growth Cap Rate, account value could transfer into a Segment with a Growth Cap Rate that may be lower than what you would have chosen. In addition, for account value to transfer into a Segment from the MSO Holding Account, the Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO (“A”), the current annualized monthly Variable Index Segment Account Charge rate (“B”) and the current annualized monthly mortality and expense risk charge rate (“C”). The Growth Cap Rate must be greater than (A+B+C).

For example, assume that the annual interest rate we are currently crediting on the Unloaned GIO were 4.00%, the current annualized monthly Variable Index Segment Account charge rate were 1.40% and the annualized monthly mortality and expense risk charge rate were 0.85%. Based on those assumptions (which we provide only for illustrative purposes and will not necessarily correspond to actual rates), because these numbers total 6.25%, no amounts would be transferred into any Segment unless we declare a Growth Cap Rate that is higher than 6.25%. Please see “Index-Linked Return” in this Prospectus for more information.

As another example, you may specify a minimum Growth Cap Rate of 8%. If we set the Growth Cap Rate at 8% or higher for a Segment then a transfer from the MSO Holding Account will be made into that new Segment provided all other requirements and conditions discussed in this Prospectus are met. If we set the Growth Cap Rate below 8% then no transfer from the MSO Holding Account will be made into that Segment. No transfer will be made until a Segment Growth Cap Rate equal to or greater than 8% is set and all requirements are met or you transfer account value out of the MSO Holding Account.

You may also subsequently change the minimum Growth Cap Rate by contacting us at our Administrative Office.

Downside Protection

Your protection against negative performance for a Segment held until its Segment Maturity Date is currently -10% (“Downside Protection” also referred to in your policy as the “Segment Loss Absorption Threshold Rate”). We reserve the right, for new Segments, to increase your Downside Protection against negative performance. For example, if we were to adjust the Downside Protection for a Segment to -100%, the Index-Linked Rate of Return for that Segment would not go below 0%. Please note that any increase in the protection against negative performance would likely result in a lower Growth Cap Rate than would otherwise apply. We will provide notice between 15 and 45 days before any change in the Downside Protection is effective. Any change would only apply to new Segments started after the effective date of the change, which (coupled with the 15-45 day notice we will give) will afford you the opportunity to decline to participate in any Segment that reflects a change in the Downside Protection.

Any increases in the Growth Cap Rate above the minimum 6% and increases in Downside Protection from the minimum -10% are set at the Company’s sole discretion. However, the Growth Cap Rate can never be less than 6% and we may only increase your Downside Protection from the current -10%. Your Downside Protection will never decrease below -10%.

Index-Linked Return

We calculate the Index-Linked Return for a Segment by taking the Index-Linked Rate of Return and multiplying it by the Segment Account Value on the Segment Maturity Date. The Segment Account Value is any monthly deductions, policy loans and unpaid interest, distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law and any corresponding Early Distribution Adjustments. The Segment Account Value does not include the Charge Reserve Amount described in this Prospectus.

The following table demonstrates the Index-Linked Rate of Return and the Segment Maturity Value on the Segment Maturity Date based upon a hypothetical range of returns for the S&P 500 Price Return index. This example assumes a 15% Growth Cap Rate, a $1,000 investment in the MSO Segment and a Downside Protection of -10%. No early distributions have occurred during the Segment term.

Index Performance Rate of the S&P 500 Price Return index	Index-Linked Rate of Return	Segment Maturity Value
50%	15%	$1,150
25%	15%	$1,150
10%	10%	$1,100
0%	0%	$1,000
-10%	0%	$1,000
-25%	-15%	$850
-50%	-40%	$600
-75%	-65%	$350
-100%	-90%	$100

For instance, we may set the Growth Cap Rate at 15%. Therefore, if the Index has gone up 25% or 50% over your Segment Term, you will receive a 15% credit to your Segment Account Value on the Segment Maturity Date. If the Index had gone up by 10% from your Segment Start Date to your Segment Maturity Date then you would receive a credit of 10% to your Segment Account Value on the Segment Maturity Date.

If the Index had gone down 10% over the Segment Term then you would receive a return of 0% to your Segment Account Value on the Segment Maturity Date.

If the Index had gone down by 15% by your Segment Maturity Date then your Segment Account Value would be reduced by 5% on the Segment Maturity Date. The Downside Protection feature of the MSO will absorb the negative performance of the Index up to -10%.

The Index-Linked Return is only applied to amounts that remain in a Segment until the Segment Maturity Date. For example, a surrender of your policy before Segment maturity will eliminate any Index-Linked Return and be subject to a Early Distribution Adjustment.

Change in Index

If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion.

If we were to substitute an alternative index at our discretion, we would provide notice 45 days before making that change. The new index would only apply to new Segments. Any outstanding Segments would mature on their original Segment Maturity Dates.

With an alternative index, the Downside Protection would remain the same or greater. However, an alternative index may reduce the Growth Cap Rates we can offer. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the S&P 500 Price Return index.

If the S&P 500 Price Return index were to be discontinued or substantially changed, thereby affecting the Index-Linked Return of existing Segments, we will mature the Segments based on the most recently available closing value of the Index before it is discontinued or changed. Such maturity will be as of the date of such most recently available closing value of the Index and we will use that closing value to calculate the Index-linked Return through that date. We would apply the full Index performance to that date subject to the full Growth Cap Rate and Downside Protection. For example, if the Index was up 12% at the time we matured the Segment and the Growth Cap Rate was 8%, we would credit an 8% return to your Segment Account Value. If the Index was down 30% at the time we matured the Segment, we would credit a 20% negative return to your Segment Account Value. We would provide notice about maturing the Segment, as soon as practicable and ask for instructions on where to transfer your Segment Maturity Value.

If we are still offering Segments at that time, you can request that the Segment Maturity Value be invested in a new Segment, in which case we will hold the Segment Maturity Value in the MSO Holding Account for investment in the next available Segment subject to the same terms and conditions discussed above under MSO Holding Account and Segments.

In the case of any of the types of early maturities discussed above, there would be no transfer charges or EDA applied and you can allocate the Segment Maturity Value to the investment options available under your policy. Please see “Segment Maturity” in this Prospectus for more information. If we continued offering new Segments, then such a change in the Index may cause lower Growth Cap Rates to be offered. However, we would still provide a minimum Growth Cap Rate of 6% and minimum Downside Protection of -10%.

We also reserve the right to not offer new Segments. Please see “Right to Discontinue and Limit Amounts Allocated to the MSO” in this Prospectus.

Charges

There is a current percentage charge of 0.40% of any policy account value allocated to each Segment. We reserve the right to increase or decrease the charge although it will never exceed 1.65%.

This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus. Please also see Loans in this Prospectus for information regarding the “spread” you would pay on any policy loan.

The base variable life insurance policy’s mortality and expense risk charge will also be applicable to a Segment Account Value or any amounts held in the MSO Holding Account. The current mortality and expense risk charge deducted monthly is 0.60% of the Segment Account Value or and amounts held in the MSO Holding Account during the first 8 policy years, with no charge in policy year 9 and thereafter.

We reserve the right to increase or decrease this charge in the future, although it will never exceed 1.00% during policy years 1–10 and 0.50% during policy years 11 and later. Amounts in the MSO Holding Account reflect fees and expenses of the EQ/Money Market Portfolio, which are described in the prospectuses for the variable life insurance policy and the EQ/Money Market Portfolio. Please refer to the appropriate variable life insurance policy prospectus for more information.

Charge Reserve Amount

If you elect the Market Stabilizer Option®, you are required to maintain a minimum amount of policy account value in the Unloaned GIO to approximately cover the estimated monthly charges for the policy, (including, but not limited to, the MSO and any optional riders) for the Segment Term. This is the Charge Reserve Amount.

The Charge Reserve Amount will be determined on each Segment Start Date as an amount projected to be sufficient to cover all of the policy’s monthly deductions during the Segment Term, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account and that no policy changes or additional premium payments are made. The Charge Reserve Amount on other than a Segment Start Date will be the Charge Reserve Amount determined as of the latest Segment Start Date reduced by each subsequent monthly deduction during the longest remaining Segment Term, although it will never be less than zero. This means, for example, that if you are in a Segment (Segment A) and then enter another Segment (Segment B) 6 months later, the Charge Reserve Amount would be re-calculated on the start date of Segment B. The Charge Reserve Amount would be re-calculated to cover all of the policy’s monthly deductions during the Segment Terms for both Segments A and B.

When you select the MSO, as part of your initial instructions, you will be asked to specify the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements, if necessary. No transfer restrictions apply to amounts that you wish to transfer into the Unloaned GIO to meet the Charge Reserve Amount requirement. If your values in the variable investment options including the MSO Holding Account and the unloaned portion of our GIO are insufficient to cover the Charge Reserve Amount, no new Segment will be established. Please see “Segments” above for more information regarding the Charge Reserve Amount and how amounts may be transferred to meet this requirement.

Please note that the Charge Reserve Amount may not be sufficient to cover actual monthly deductions during the Segment Term. Although the Charge Reserve Amount will be re-calculated on each Segment Start Date, and the amount already present in the Unloaned GIO will be supplemented through transfers from your value in the variable investment options including the MSO Holding Account, if necessary to meet this requirement, actual monthly deductions could vary up or down during the Segment Term due to various factors including but not limited to requested policy changes, additional premium payments, investment performance, loans, policy partial withdrawals from other investment options besides the MSO, and any changes we might make to current policy charges.

Please also refer to the appropriate life insurance policy prospectus for more information.

How we deduct policy monthly charges during a Segment Term

Under your base variable life insurance policy, monthly deductions are allocated to the variable investment options and the Unloaned GIO according to deduction allocation percentages specified by you or based on a proportionate allocation should any of the individual investment option values be insufficient.

However, if the Market Stabilizer Option® is elected, on the Segment Start Date, deduction allocation percentages will be changed so that 100% of monthly deductions will be taken from the Charge Reserve Amount and then any remaining value in the Unloaned GIO, if the Charge Reserve Amount is depleted, during the Segment Term. In addition, if the value in the Unloaned GIO is ever insufficient to cover monthly deductions during the Segment Term, the base policy’s proportionate allocation procedure will be modified as follows:

1.

The first step will be to take the remaining portion of the deductions proportionately from the values in the variable investment options, including any value in the MSO Holding Account but excluding any Segment Account Values.

2.

If the Unloaned GIO and variable investment options, including any value in the MSO Holding Account, are insufficient to cover deductions in their entirety, the remaining amount will be allocated to the individual Segments proportionately, based on the current Segment Distribution Values.

3.	Any portion of a monthly deduction allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value.

The effect of those procedures is that account value will be taken out of a Segment to pay a monthly deduction (and an EDA therefore applied) only if there is no remaining account value in any other investment options, as listed in 1. and 2. above.

In addition, your base variable life insurance policy will lapse if your net policy account value or net cash surrender value (please refer to your base variable life insurance policy prospectus for a further explanation of these terms) is not enough to pay your policy’s monthly charges when due (unless one of the available guarantees against termination is applicable). If you have amounts allocated to MSO Segments, the Segment Distribution Value will be used in place of the Segment Account Value in calculating the net policy account value and net cash surrender value.

These modifications will apply during any period in which a Segment exists and has not yet reached its Segment Maturity Date.

Early Distribution Adjustment

Overview

Before a Segment matures, if you surrender your policy, take a loan from a Segment or if we should find it necessary to make deductions for monthly charges or other distributions from a Segment, we will apply an Early Distribution Adjustment.

The application of the EDA is based on your agreement (under the terms of the MSO) to be exposed to the risk that, at the Segment Maturity Date, the Index will have fallen by more than 10%. The EDA uses what we refer to as a Put Option Factor to estimate the market value, at the time of an early distribution, of the risk that you would suffer a loss if your Segment were continued (without taking the early distribution) until its Segment Maturity Date. By charging you with a deduction equal to that estimated value, the EDA provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated when the Index has declined over the course of that Segment.

In the event of an early distribution, even if the Index has experienced positive performance since the Segment Start Date, the EDA will cause you to lose principal through the application of the Put Option Factor and that loss may be substantial. That is because there is always some risk that the Index would have declined by the Segment Maturity Date such that you would suffer a loss if the Segment were continued (without taking any early distribution) until that time. The overall impact of the EDA is to reduce your Segment Account Value and your other policy values.

We determine the EDA and the Put Option Factor by formulas that are described below under “Additional Detail.”

Important Considerations

When any surrender, loan, charge deduction or other distribution is made from a Segment before its Segment Maturity Date:

1.

You will forfeit any positive Index performance with respect to these amounts. Instead, any of these pre-Segment Maturity Date distributions will cause an EDA to be applied that will usually result in a reduction in your values. Surrender charges and tax consequences also could apply to early distributions. Therefore, you should give careful consideration before taking any such early loan or surrender, or allowing the value in your other investment options to fall so low that we must make any monthly deduction from a Segment; and

2.	The EDA will be applied, which means that:

a.

If the Index has fallen more than 10% since the Segment Start Date, the EDA would generally have the effect of charging you for (i) the full amount of that loss below 10%, plus (ii) an additional amount for the risk that the Index might decline further by the Segment Maturity Date. (Please see example III in Appendix “Early Distribution Adjustment Examples” for further information.)

b.

If the Index has fallen since the Segment Start Date, but by less than 10%, the EDA would charge you for the risk that, by the Segment Maturity Date, the Index might have declined further to a point more than 10% below what it was at the Segment Start Date. (Please see example I in Appendix “Early Distribution Adjustment Examples” for further information.) This charge would generally be less than the amount by which the Index had fallen from the Segment Start Date through the date we apply the EDA. It also would generally be less than it would be under the circumstances in 2a. above.

c.

If the Index has risen since the Segment Start Date, the EDA would not credit you with any of such favorable investment performance. Instead, the EDA would charge you for the risk that, by the Segment Maturity Date, the Index might have declined to a point more than 10% below what it was at the Segment Start Date. (Please see examples II and IV in Appendix “Early Distribution Adjustment Examples” for further information.) This charge would generally be less than it would be under the circumstances in 2a. and 2b. above.

For the reasons discussed above, the Early Distribution Adjustment to the Segment Account Value will usually reduce the amount you would receive when you surrender your policy prior to a Segment Maturity Date. For loans and charge deductions, the Early Distribution Adjustment would usually further reduce the account value remaining in the Segment Account Value and therefore decrease the Segment Maturity Value.

Surrender charges and tax consequences can also apply to early distributions.

Additional Detail

For purposes of determining the Segment Distribution Value prior to a Segment Maturity Date, the EDA is the Put Option Factor multiplied by the Segment Account Value.

The Put Option Factor multiplied by the Segment Account Value represents, at any time during the Segment Term, the estimated market value of your potential exposure to negative S&P 500 Price Return index performance that is worse than -10%. The Put Option Factor, on any date, represents the estimated value on that date of a hypothetical “put option” (as described below) on the Index having a notional value equal to $1 and strike price at Segment Maturity equal to $0.90 ($1 plus the Downside Protection which is currently -10%). The strike price of the option ($0.90) is the difference between a 100% loss in the S&P 500 Price Return index at Segment Maturity and the 10% loss at Segment Maturity that would be absorbed by the Downside Protection feature of the MSO (please see “Growth Cap Rate” in this Prospectus for an explanation of the Downside Protection.) In a put option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the strike price — which was set at issue — and the underlying index closing price, in the event that the closing price is below the strike price. Prior to the maturity of the put option, its value generally will have an inverse relationship with the index. The notional value can be described as the price of the underlying index at inception of the contract. Using a notional value of $1 facilitates computation of the percentage change in the Index and the put option factor.

The Company will utilize a fair market value methodology to determine the Put Option Factor.

For this purpose, we use the Black Scholes formula for valuing a European put option on the S&P 500 Price Return index, assuming a continuous dividend yield, with inputs that are consistent with current market prices.

The inputs to the Black Scholes model include:

(1)

Implied Volatility of the Index — This input varies with (i) how much time remains until the Maturity Date of the Segment from which an early distribution is being made, which is determined by using an expiration date for the hypothetical put option that corresponds to that time remaining and (ii) the relationship between the strike price of the hypothetical put option and the level of the S&P 500 Price Return index at the time of the early distribution. This relationship is referred to as the “moneyness” of the hypothetical put option described above, and is calculated as the ratio of the $0.90 strike price of that hypothetical put option to what the level of the S&P 500 Price Return index would be at the time of the early distribution if the Index had been $1 at the beginning of the Segment. Direct market data for these inputs for any given early distribution are generally not available, because put options on the Index that actually trade in the market have specific maturity dates and moneyness values that are unlikely to correspond precisely to the Maturity Date and moneyness of the hypothetical put option that we use for purposes of calculating the EDA.

Accordingly, we use the following method to estimate the implied volatility of the Index. We receive daily quotes of implied volatility from banks using the same Black Scholes model described above and based on the market prices for certain S&P 500 Price Return put options. Specifically, implied volatility quotes are obtained for put options with the closest maturities above and below the actual time remaining in the Segment at the time of the early distribution and, for each maturity, for those put options having the closest moneyness value above and below the actual moneyness of the hypothetical put option described above, given the level of the S&P 500 Price Return index at the time of the early distribution. In calculating the Put Option Factor, we will derive a volatility input for your Segment’s time to maturity and strike price by linearly interpolating between the implied volatility quotes that are based on the actual adjacent maturities and moneyness values described above, as follows:

(a)

We first determine the implied volatility of a put option that has the same moneyness as the hypothetical put option but with the closest available time to maturity shorter than your Segment’s remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of put options having the moneyness values that are above and below the moneyness value of the hypothetical put option.

(b)

We then determine the implied volatility of a put option that has the same moneyness as the hypothetical put option but with the closest available time to maturity longer than your Segment’s remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of put options having the moneyness values that are above and below the moneyness value of the hypothetical put option.

(c)	The volatility input for your Segment’s time to maturity will then be determined by linearly interpolating between the volatilities derived in steps (a) and (b).

(2)

Overnight Indexed Swap (OIS) Rate — Key duration OIS rates will be retrieved from a recognized financial reporting vendor. OIS rates will be retrieved for maturities adjacent to the actual time remaining in the Segment at the time of the early distribution. We will use linear interpolation to derive the exact remaining duration rate needed as the input.

(3)

Index Dividend Yield — On a daily basis we will get the projected annual dividend yield across the entire Index. This value is a widely used assumption and is readily available from recognized financial reporting vendors.

In general, the Put Option Factor has an inverse relationship with the S&P 500 Price Return index. In addition to the factors discussed above, the Put Option Factor is also influenced by time to Segment Maturity. We determine Put Option Factors at the end of each business day. Generally, a business day is any day the New York Stock Exchange is open for trading. If any inputs to the Black Scholes formula are unavailable on a business day, we would use the value of the input from the most recent preceding business day. The Put Option Factor that applies to a transaction or valuation made on a business day will be the Factor for that day. The Put Option Factor that applies to a transaction or valuation made on a non-business day will be the Factor for the next business day.

Appendix “Early Distribution Adjustment Examples” in this Prospectus provides examples of how the Early Distribution Adjustment is calculated.

Transfers

The Company does not impose the policy’s $25 transfer charge to transfer into and out of the MSO Holding Account and you can make a transfer at any time to or from the investment options available under your policy subject to any transfer restrictions within your policy. Any restrictions applicable to transfers between the MSO Holding Account and such investment options would be the same transfer restrictions applicable to transfers between the investment options available under your policy. However, once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted. In order to transfer account value to the MSO, there must be sufficient funds remaining in the guaranteed interest option following the transfer to cover the Charge Reserve Amount. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for transfers from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the remaining Charge Reserve Amount.

Thus the amount available for transfers from the Unloaned GIO will not be greater than any excess of the Unloaned GIO over the remaining Charge Reserve Amount.

Please also refer to the appropriate life insurance policy prospectus for more information.

Withdrawals

Once policy account value has been swept from the MSO Holding Account into a Segment, you will not be allowed to withdraw the account value out of a Segment before the Segment Maturity Date unless you surrender your policy. You may also take a loan; please see “Loans” in this Prospectus for more information. Any account value taken out of a Segment before the Segment Maturity Date will generate an Early Distribution Adjustment. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for withdrawals from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the Charge Reserve Amount. Thus, if there is any policy account value in a Segment, the amount which would otherwise be available to you for a partial withdrawal of net cash surrender value will be reduced, by the amount (if any) by which the sum of your Segment Distribution Values and the Charge Reserve Amount exceeds the policy surrender charge.

If the policy owner does not indicate or if we cannot allocate the withdrawal as requested due to insufficient funds, we will allocate the withdrawal proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.

Cash Surrender Value, Net Cash Surrender Value and Loan Value

If you have amounts allocated to MSO Segments, the Segment Distribution Values will be used in place of the Segment Account Values in calculating the amount of any cash surrender value, net cash surrender value and maximum amount available for loans. This means an EDA would apply to those amounts. Please see Appendix “Early Distribution Adjustment Examples” for more information.

Guideline Premium Force-outs

For policies that use the Guideline Premium Test, a new Segment will not be established or created if we determine, when we process your election, that a distribution from the policy will be required to maintain its qualification as life insurance under federal tax law at any time during the Segment Term.

However, during a Segment Term if a distribution becomes necessary under the force-out rules of Section 7702 of the Internal Revenue Code, it will be deducted proportionately from the values in the Unloaned GIO (excluding the Charge Reserve Amount) and in any variable investment option, including any value in the MSO Holding Account but excluding any Segment Account Values.

If the Unloaned GIO (excluding the Charge Reserve Amount) and variable investment options, including any value in the MSO Holding Account, are insufficient to cover the force-out in its entirety, any remaining amount required to be forced out will be taken from the individual Segments proportionately, based on the current Segment Distribution Values.

Any portion of a force-out distribution taken from an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value.

If the Unloaned GIO (excluding the remaining Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, and the Segment Distribution Values, is still insufficient to cover the force-out in its entirety, the remaining amount of the force-out will be allocated to the Unloaned GIO and reduce or eliminate any remaining Charge Reserve Amount under the Unloaned GIO.

Loans

The variable life insurance policy prospectus for information regarding policy loan provisions. Currently, the maximum interest rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set.

You may specify how your loan is to be allocated among the MSO, the variable investment options and the Unloaned GIO. Any portion of a requested loan allocated to the MSO will be redeemed from the individual Segments and the MSO Holding Account proportionately, based on the value of the MSO Holding Account and the current Segment Distribution Values of each Segment. Any portion allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value and be subject to a higher guaranteed maximum loan spread (5%).

If you do not specify or if we cannot allocate the loan according to your specifications, we will allocate the loan proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, are insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the individual Segments proportionately, based on current Segment Distribution Values.

Any portion of a loan allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value and be subject to a higher guaranteed maximum loan spread.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account and the Segment Distribution Values, are still insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the Unloaned GIO and will reduce or eliminate the remaining Charge Reserve Amount.

Loan interest is due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan and allocated on the same basis as monthly deductions. See “How we deduct policy monthly charges during a Segment Term.”

Whether or not any Segment is in effect and has not yet reached its Segment Maturity Date, loan repayments will first reduce any loaned amounts that are subject to the higher maximum loan interest spread. Loan repayments will first be used to restore any amounts that, before being designated as loan collateral, had been in the Unloaned GIO. Any portion of an additional loan repayment allocated to the MSO at the policy owner’s direction (or according to premium allocation percentages) will be transferred to the MSO Holding Account to await the next available Segment Start Date and will be subject to the same conditions described in this Prospectus.

Your right to cancel within a certain number of days

Please refer to the appropriate variable insurance policy prospectus for more information regarding your right to cancel your policy within a certain number of days and the Investment Start Date, which is the business day your investment first begins to earn a return for you.

However, the policy prospectus provisions that address when amounts will be allocated to the investment options do not apply to amounts allocated to the MSO.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days, we will initially put all amounts which you have allocated to the MSO into our EQ/Money Market investment option. In this case, if we have received all necessary requirements for your policy as of the day your policy is issued, on the first business day following the later of the twentieth day after your policy is issued or the Investment Start Date (30th day in most states if your policy is issued as the result of a replacement), we will reallocate those amounts to the MSO Holding Account where they will remain until the next available Segment Start Date, at which time such amounts will be transferred to a new Segment of the MSO subject to meeting the conditions described in this Prospectus. However, if we have not received all necessary requirements for your policy as of the day your policy is issued, we will re-allocate those amounts to the MSO Holding Account on the 20th day (longer if your policy is issued as the result of a replacement) following the date we receive all necessary requirements to put your policy in force at our Administrative Office. Your financial professional can provide further information on what requirements may apply to your policy.

In all other states, any amounts allocated to the MSO will first be allocated to the MSO Holding Account where they will remain for 20 days (unless the policy is issued as the result of a replacement, in which case amounts in the MSO Holding Account will remain there for 30 days (45 days in Pennsylvania)). Thereafter, such amounts will be transferred to a new Segment of the MSO on the next available Segment Start Date, subject to meeting the conditions described in this Prospectus.

Right to Discontinue and Limit Amounts Allocated to the MSO

We reserve the right to restrict or terminate future allocations to the MSO at any time. If this right were ever to be exercised by us, all Segments outstanding as of the effective date of the restriction would be guaranteed to continue uninterrupted until the Segment Maturity Date. As each such Segment matured, the balance would be reallocated to the Unloaned GIO and/or variable investment options per your instructions, or to the EQ/Money Market investment option if no instructions are received. We may also temporarily suspend offering Segments at any time and for any reason including emergency conditions as determined by the Securities and Exchange Commission. We also reserve the right to establish a maximum amount for any single policy that can be allocated to the MSO.

Transfers are limited to an amount that will not cause the value of the MSO Holding Account and MSO Segments to be more than 50% of the total unloaned Policy Account Value. This policy account restriction does not apply to MSO Segment rollovers or to transfers initiated by our Automatic Transfer Service.

Impact of MSO Election on Other Policy Riders and/or Services

•

If your policy has the Policy Continuation Rider, and your policy goes on Policy Continuation while you have amounts invested in MSO, you will forfeit any positive index performance and be subject to an Early Distribution Adjustment with respect to these amounts. Such amounts will be transferred to the unloaned GIO. In addition, MSO will no longer be available once you go on Policy Continuation.

•

If you exercise the Long-Term Care ServicesSM Rider, after a period of coverage ends and before coverage is continued as a Nonforfeiture Benefit, if any MSO Segments are in effect, they will be terminated with corresponding early distribution adjustments. The Segment Values will be reallocated to the variable investment options and to the unloaned portion of our GIO based on your premium allocation percentages then in effect.

•

If a Living Benefits Rider or an accelerated death benefit rider (which may be referred to as a “total and permanent disability accelerated death benefit rider” or a “limited life expectancy accelerated death benefit rider”) is included with your policy, the portion of the cash surrender value that is on lien and is allocated to your values in the variable investment options under your policy and investment in the MSO will be transferred to and maintained as part of the Unloaned GIO.

You may tell us how much of the accelerated payment is to be transferred from your value in each variable investment option and your value in the MSO. Units will be redeemed from each variable investment option sufficient to cover the amount of the accelerated payment that is allocated to it and transferred to the

Unloaned GIO. Any portion of the payment allocated to the MSO based on your instructions will be deducted from any value in the MSO Holding Account and the individual Segments on a pro-rata basis, based on any value in the MSO Holding Account and the current Segment Distribution Value of each Segment, and transferred to the Unloaned GIO. Any portion of the payment allocated to an individual Segment will cause a corresponding Early Distribution Adjustment of the Segment Account Value. If you do not tell us how to allocate the payment, or if we cannot allocate it based on your directions, we will allocated it based on our rules then in effect. Allocation rules will be provided upon request. Such transfers will occur as of the date we approve an accelerated death benefit payment. There will be no charge for such transfers.

About Separate Account No. 67

Amounts allocated to the MSO are held in a “non-unitized” separate account we have established under the New York Insurance Law. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. These assets are also available to the insurer’s general creditors and an owner should look to the financial strength of the Company for its claims-paying ability.

We guarantee all benefits relating to your value in the MSO, regardless of whether assets supporting the MSO are held in a separate account or our general account.

Our current plans are to invest separate account assets in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues. Futures, options and interest rate swaps may be used for hedging purposes.

Although the above generally describes our plans for investing the assets supporting our obligations under MSO, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.

5. Distribution of the policy

The policy is distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of Separate Account FP. The offering of the policy is intended to be continuous.

The MSO is available under the policy issued by the Company. Extensive information about the arrangements for distributing the variable life insurance policy, including sales compensation, is included under “Distribution of the policy” in the variable life insurance policy prospectus and in the statement of additional information. All of that information applies regardless of whether you choose to use the MSO, and there is no additional plan of distribution or sales compensation with respect to the MSO. There is also no change to the information regarding the fact that the principal underwriter(s) is an affiliate or an indirect wholly owned subsidiary of the Company.

6. Incorporation of certain documents by reference

The Company’s Annual Report on Form 10-K for the period ended December 31, 2020 (the “Annual Report”) is considered to be part of this Prospectus because it is incorporated by reference.

The Company files reports and other information with the SEC, as required by law. You may read and copy this information at the SEC’s public reference facilities at Room 1580, 100 F Street, NE, Washington, DC 20549, or by accessing the SEC’s website at www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Under the Securities Act of 1933, the Company has filed with the SEC a registration statement relating to the Market Stabilizer Option® (the “Registration Statement”). This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement.

After the date of this Prospectus and before we terminate the offering of the securities under the Registration Statement, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”), will be considered to become part of this Prospectus because they are incorporated by reference.

After the date of this Prospectus and before we terminate the offering of the securities under the Registration Statement, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”), will be considered to become part of this Prospectus because they are incorporated by reference.

Any statement contained in a document that is or becomes part of this Prospectus, will be considered changed or replaced for purposes of this Prospectus if a statement contained in this Prospectus changes or is replaced. Any statement that is considered to be a part of this Prospectus because of its incorporation will be considered changed or replaced for the purpose of this Prospectus if a statement contained in any other subsequently filed document that is considered to be part of this Prospectus changes or replaces that statement. After that, only the statement that is changed or replaced will be considered to be part of this Prospectus.

We file the Registration Statement and our Exchange Act documents and reports, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, electronically according to EDGAR under CIK No.0000727920. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon written or oral request, we will provide, free of charge, to each person to whom this Prospectus is delivered, a copy of any or all of the documents considered to be part of this

Prospectus because they are incorporated herein. In accordance with SEC rules, we will provide copies of any exhibits specifically incorporated by reference into the text of the Exchange Act reports (but not any other exhibits). Requests for documents should be directed to:

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

Attention: Corporate Secretary (telephone: (212) 554-1234) You can access our website at www.equitable.com.

Independent Registered Public Accounting Firm

The consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                    provides independent audit services and certain other non-audit services to the Equitable Financial Life Insurance Company as permitted by the applicable SEC independence rules, and as disclosed in the Equitable Financial Life Insurance Company’s Form 10-K. address is 300 Madison Avenue, New York, NY 10017.

Appendix: Early Distribution Adjustment Examples

Hypothetical Early Distribution Adjustment Examples

A. Examples of Early Distribution Adjustment to determine Segment Distribution Value

The following examples represent a policy owner who has invested in both Segments 1 and 2. They are meant to show how much value is available to a policy owner when there is a full surrender of the policy by the policy owner or other full distribution from these Segments as well as the impact of Early Distribution Adjustments on these Segments. The date of such hypothetical surrender or distribution is the Valuation Date specified below and, on that date, the examples assume 9 months remain until Segment 1’s maturity date and 3 months remain until Segment 2’s maturity date.

Explanation of formulas and derivation of Put Option Factors is provided in notes (1)-(3) below.

Division of MSO into Segments	Segment 1 (Distribution after 3 months)	Segment 2 (Distribution after 9 months)	Total
Start Date	3rd Friday of July, Calendar Year Y	3rd Friday of January, Calendar Year Y

Maturity Date	3rd Friday of July, Calendar Year Y+1	3rd Friday of January, Calendar Year Y+1

Segment Term	1 year	1 year

Valuation Date	3rd Friday of October, Calendar Year Y	3rd Friday of October, Calendar Year Y
Initial Segment Account	1,000	1,000	2,000

Remaining Segment Term	9 months / 12 months = 9/12 = 0.75	3 months / 12 months = 3/12 = 0.25

Example I – The Index is down 10% at the time of the Early Distribution Adjustment

Change in Index Value	–10%	–10%	Total
Put Option Factor	0.079765	0.045706
	Put Option Component: 1000 * 0.079765 = 79.77	Put Option Component: 1000 * 0.045706 = 45.71
Early Distribution Adjustment			125.47
Segment Distribution Value	1000 – 79.77 = 920.23	1000 – 45.71 = 954.29	1,874.53
Total % change in Segment Account Value due to the EDA	-8.0%	-4.6%

Example II – The Index is up 10% at the time of the Early Distribution Adjustment

Change in Index Value	10%	10%	Total
Put Option Factor	0.021492	0.002964
	Put Option Component: 1000 * 0.021492 = 21.49	Put Option Component: 1000 * 0.002964 = 2.96

Early Distribution Adjustment			24.46
Segment Distribution Value	1000 – 21.49 = 978.51	1000 – 2.96 = 997.04	1,975.55
Total % change in Segment Account Value due to the EDA	-2.1%	-0.3%

Example III – The Index is down 40% at the time of the Early Distribution Adjustment

Change in Index Value	–40%	–40%	Total
Put Option Factor	0.303317	0.300557
	Put Option Component: 1000 * 0.303317 = 303.32	Put Option Component: 1000 * 0.300557 = 300.56

Early Distribution Adjustment			603.87
Segment Distribution Value	1000 – 303.32 = 696.68	1000 – 300.56 = 699.44	1,396.13
Total % change in Segment Account Value due to the EDA	-30.3%	-30.1%

Example IV – The Index is up 40% at the time of the Early Distribution Adjustment

Change in Index Value	40%	40%	Total
Put Option Factor	0.001981	0.000008
	Put Option Component: 1000 * 0.001981 = 1.98	Put Option Component: 1000 * .0.000008 = 0.01

Early Distribution Adjustment			1.99
Segment Distribution Value	1000 – 1.98 = 998.02	1000 – 0.01 = 999.99	1,998.01
Total % change in Segment Account Value due to the EDA	-0.2%	0.0%

(1)

Early Distribution Adjustment = (Segment Account Value) x [ (Put Option Factor) – (Number of days between Valuation Date and Maturity Date) /( Number of days between Start Date and Maturity Date) x ( 0.0090 / (1 – 0.0090) )].

(2)	Segment Distribution Value = (Segment Account Value) – (Early Distribution Adjustment).

(3)

Derivation of Put Option Factor: In practice, the Put Option Factor will be calculated based on a Black Scholes model, with input values which are consistent with current market prices. We will utilize implied volatility quotes – the standard measure used by the market to quote option prices – as an input to a Black Scholes model in order to derive the estimated market prices. The input values to the Black Scholes model that have been utilized to generate the hypothetical examples above are as follows: (1) Implied volatility – 25%; (2) OIS rate corresponding to remainder of segment term – 1.09% annually; (3) Index dividend yield – 2% annually.

[B.

Example of an Early Distribution Adjustment corresponding to a loan allocated to Segments, for the Segment Distribution Values and Segment Account Values listed above for a change in Index Value of –40%

This example is meant to show the effect on a policy if, rather than a full distribution, you took a loan in the circumstances outlined in Example III above when the Index is down 40%. Thus the policy owner is assumed to have an initial Segment Account Value of 1,000 in each of Segment 1 and Segment 2. It is also assumed that 9 months remain until Segment 1’s maturity date and 3 months remain until Segment 2’s maturity date.

Loan Amount: 750

Loan Date: 3rd Friday of October, Calendar Year Y

Explanation of formulas is provided in notes (a)-(d) below.

The Index is down 40% at the time of the Early Distribution Adjustment

Change in Index Value	–40%	–40%	Total
Segment Account Value before Loan	1,000.00	1,000.00	2,000.00
Loan Allocation(a)	373.34	376.66	750.00
Early Distribution Adjustment(b)	69.91	66.59	136.55
Segment Account Value after Loan(c)	556.73	556.72	1,113.45
Segment Distribution Value after Loan(d)	468.93	473.10	942.03

(a)

When more than one Segment is being used, we would allocate the loan between the Segments proportionately to the Segment Distribution Value in each. We take the Segment Distribution Value of each Segment (shown in Example III above) and divide it by the total Segment Distribution Values for Segments 1 and 2. This gives us the proportionate amount of the loan that should be allocated to each Segment. For example, for Segment 1, that would be 750 x (842.27/1,692.03) = 373.34

(b)

This is the Early Distribution Adjustment that would be deducted from each Segment, as a result of the loan, based on the amount of the loan that is allocated to that Segment. It is equal to a percentage of the Early Distribution Adjustment that would apply if a full distribution from the Segment were being made, rather than only a partial distribution. This percentage would be 44.32545% for Segment 1 in this example: i.e., 373.34 (the amount of reduction in Segment Distribution Value as a result of the loan) divided by 842.27 (the Segment Distribution Value before the loan). Thus, the Early Distribution Adjustment that is deducted for Segment 1 due to the loan in this example would be 69.91 (i.e., 44.32545% of the 157.73 Early Distribution adjustment shown in Example III above that would apply if a full rather than only a partial distribution from the Segment were being made). Of this 69.91, 72.43 would be attributable to the Put Option Component and -2.51 would be attributable to the Charge Refund Component (which are calculated by applying 44.32545% to the 163.40 Put Option Component and the 5.67 Charge Refund Component shown in Example III). Similarly, the Early Distribution Adjustment deducted as a result of the loan from Segment 2 would be 66.59, of which 67.43 would be attributable to the Put Option Component and -0.84 would be attributable to the Charge Refund Component.

(c)

The Segment Account Value after Loan represents the Segment Account Value before Loan minus the Loan Allocation and the Early Distribution Adjustment. For example, for Segment 1, that would be 1,000 – 373.34 – 69.93 = 556.73.

(d)

Segment Distribution Value after Loan represents the amount a policy owner would receive from a Segment if they decided to surrender their policy immediately after this loan transaction. We would take the pre-loan Segment Distribution Value (shown in Example III above) and subtract the Loan Allocation. For example, for Segment 1, that would be 842.27 – 373.34 = 468.93.]

Market Stabilizer Option® Issued by Equitable Financial Life Insurance Company of America

Prospectus dated May 1, 2021

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your policy. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus. This Prospectus is in addition to the appropriate variable life insurance policy prospectus and all information in the appropriate variable life insurance policy prospectus continues to apply unless addressed by this Prospectus.

Equitable Financial Life Insurance Company of America (the “Company”, “we”, “our” and “us”), formerly MONY Life Insurance Company of America issues the Market Stabilizer Option® described in this Prospectus. The Market Stabilizer Option® is available with the policy that we offer and may not be available through your financial professional.

What is the Market Stabilizer Option®?

The Market Stabilizer Option® (“MSO”) is an investment option available under the policy. The option provides for participation in the performance of the S&P 500 Price Return index, which excludes dividends (the “Index”) up to the Growth Cap Rate that we set on the Segment Start Date. While the Growth Cap Rate is set at the Company’s sole discretion, the Growth Cap Rate will not change during a Segment Term and the Growth Cap Rate will always be at least 6%. On the Segment Maturity Date, we will apply the Index-Linked Rate of Return to the Segment Account Value based on the performance of the Index. If the performance of the Index has been positive for the Segment Term and equal to or below the Growth Cap Rate, we will apply to the Segment Account Value an Index-Linked Rate of Return equal to the full Index performance. If the performance of the Index has been positive for the Segment Term and above the Growth Cap Rate, we will apply an Index-Linked Rate of Return equal to the Growth Cap Rate. If the Index has negative performance, the Index-Linked Rate of Return will be 0% unless the Index performance goes below -10% for the Segment Term. In that case only the negative performance in excess of -10% will be applied to the Segment Account Value and you bear the entire risk of loss of principal for the portion of negative performance that exceeds -10%. Please see “Index-Linked Return” in “Description of the Market Stabilizer Option®” in this Prospectus.

Please note that you will not be credited with any positive Index performance with respect to amounts that are removed from a Segment prior to the Segment Maturity Date. Even when the Index performance has been positive, such early removals will cause you to lose some principal. Please see “Early Distribution Adjustment” in this Prospectus.

Although under the variable life insurance policy, we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options, there are no transfer charges for transfers into or out of the MSO Holding Account. Please note that once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted. In addition, partial withdrawals are not permitted from amounts transferred into the MSO.

The Market Stabilizer Option® is not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Market Stabilizer Option® or any member of the public regarding the advisability of investing in securities generally or in the Market Stabilizer Option® particularly or the ability of the S&P 500 Price Return index (the “Index”) to track general stock market performance. S&P’s and its third party licensor’s only relationship to the Company is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to the Company or the Market Stabilizer Option®. S&P and its third party licensors have no obligation to take the needs of the Company or the owners of the Market Stabilizer Option® into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Market Stabilizer Option® or the timing of the issuance or sale of the Market Stabilizer Option® or in the determination or calculation of the equation by which the Market Stabilizer Option® is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Market Stabilizer Option®.

Among the many terms associated with the Market Stabilizer Option® are:

•	Index-Linked Return for approximately a one year period tied to the performance of the S&P 500 Price Return index, which excludes dividends as described below.

•	Index-Linked Return will be applied at the end of the period (your Segment Term) on the Segment Maturity

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

EVM-109 (5/21)	Cat # 65435

Date and only to amounts remaining within the segment until the Segment Maturity Date. The Index-Linked Return will not be applied before the Segment Maturity Date.

•

The Index-Linked Return could be positive, zero or in certain circumstances negative as described below. In the event that the S&P 500 Price Return index sustains a 100% loss, the maximum loss of principal would be 90%. Therefore, there is the possibility of a negative return on this investment at the end of your Segment Term, which could result in a significant loss of principal and previously credited interest.

•

An Early Distribution Adjustment on Early Distributions will be made from the Segment Account Value before the Segment Maturity Date. Any Early Distribution Adjustment that is made will cause you to lose principal through the application of a Put Option Factor, as explained in this Prospectus, and that loss could potentially be substantial. Therefore you should carefully consider whether to make such distributions and/or maintain enough value in your Unloaned Guaranteed Interest Option (“Unloaned GIO”) and/or variable investment options to cover your monthly deductions. The Unloaned GIO is the portion of the Guaranteed Interest Option (“GIO”) that is not being held to secure policy loans you have taken. As described in this Prospectus, we will attempt to maintain a reserve (Charge Reserve Amount) to cover your monthly deductions, but it is possible that the Charge Reserve Amount will be insufficient to cover your monthly deductions.

•	The Company’s obligations under the MSO are subject to its creditworthiness and claims paying ability.

•

Index-linked investment options such as the MSO are complex insurance and investment options, and investors should speak with a financial professional about the MSO’s features, benefits, risks, and fees, and whether the MSO is appropriate for the investor based upon his or her financial situation and objectives.

These are only some of the terms associated with the Market Stabilizer Option®. Please read this Prospectus for more details about the Market Stabilizer Option®. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus as well as the appropriate variable life insurance policy and policy rider for this option. Please refer to page 5 of this Prospectus for a Definitions section that discusses these and other terms associated with the Market Stabilizer Option®. Please refer to page 8 of this Prospectus for a discussion of risk factors.

Other policies. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this Prospectus. Not every policy or feature is offered through your financial professional. You can contact us to find out more about any other insurance policy.

Contents of this Prospectus

Market Stabilizer Option®

Early Distribution Adjustment Examples	21

Information about Equitable Financial Life Insurance Company of America

When we address the reader of this Prospectus with words such as “you” and “your,” we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the policy owner.

3

The Company

We are Equitable Financial Life Insurance Company of America, an Arizona stock life insurance corporation organized in 1969. The Company is an affiliate of Equitable Financial Life Insurance Company and an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the policies. The Company is solely responsible for paying all amounts owed to you under your policy.

Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $800 billion in assets as of December 31, 2020. The Company is licensed to sell life insurance and annuities in forty-nine states (not including New York), the District of Columbia, and Puerto Rico, and the U.S. Virgin Islands. Our main administrative office is located at 525 Washington Boulevard, Jersey City, NJ 07310.

How to reach us

Please refer to the “How to reach us” section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.

4

1. Definitions

Cash Surrender Value — the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. The Segment Distribution Value is used to determine the policy account value for this purpose.

Charge Reserve Amount — A minimum amount of policy account value in the Unloaned GIO (the portion of the Guaranteed Interest Option (“GIO”) that is not being held to secure policy loans you have taken.) that you are required to maintain in order to approximately cover all of the estimated monthly charges for the policy (including, but not limited to, the policy’s monthly cost of insurance charge, the policy’s monthly administrative charge, the policy’s monthly mortality and expense risk charge, the MSO’s monthly Variable Index Segment Account Charge (the monthly charge deducted from the policy account) and any monthly optional rider charges, (please see “Charges” in this Prospectus for more information) during the Segment Term. The Charge Reserve Amount will be determined on each Segment Start Date as an amount projected to be sufficient to cover all of the policy’s monthly deductions during the Segment Term, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account and that no policy changes or additional premium payments are made. The Charge Reserve Amount will be reduced by each subsequent monthly deduction (but not to less than zero). There is no requirement to maintain a Charge Reserve Amount, which would cover approximately all estimated monthly policy charges, if you are not in a Segment. Please see “Segments” in this Prospectus for more information about the investment options from which account value could be transferred to the Unloaned GIO on a Segment Start Date in order to meet this requirement.

Downside Protection (also referred to in your policy as the “Segment Loss Absorption Threshold Rate”) — This is your protection against negative performance of the S&P 500 Price Return index for a Segment held until its Segment Maturity Date. It is currently -10%. The Downside Protection is set on the Segment Start Date and any Downside Protection in excess of -10% will be set at the Company’s sole discretion. However, the Downside Protection will not change during a Segment Term and at least -10% of Downside Protection will always be provided when a Segment is held until the Segment Maturity Date.

Early Distribution — a requested loan payment, surrender, deduction for monthly charges (if amounts are not available from the variable investment options or unloaned GIO) or other required distribution from a Segment made prior to the Segment Maturity Date. Such other distributions would include any distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, any unpaid loan interest, or any distribution in connection with the exercise of a rider available under your policy. Payment of death benefit proceeds is not an early distribution.

Early Distribution Adjustment (“EDA,” may also be referred to in your policy as the “Market Value Adjustment”) — The EDA is an adjustment that we make to your Segment Account Value, before a Segment matures, in the event you surrender your policy, take a loan from a Segment or if we should find it necessary to make deductions for monthly charges or any other distribution from a Segment. (Such other distributions would include any distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, any unpaid loan interest, or any distribution in connection with the exercise of a rider available under your policy.) An EDA that is made will cause you to lose principal through the application of a Put Option Factor, which estimates the market value, at the time of an early distribution, of the risk that you would suffer a loss if your Segment were continued (without taking the early distribution) until its Segment Maturity Date and that loss could be substantial. The EDA will usually result in a reduction in your Segment Account Value and your other policy values. Therefore, you should give careful consideration before taking any early loan or surrender, or allowing the value in your other investment options to fall so low that we must make any monthly deduction from a Segment. Please see “Early Distribution Adjustment” in this Prospectus for more information.

Growth Cap Rate — The maximum rate of return that will be applied to a Segment Account Value. The Growth Cap Rate is set for each Segment on the Segment Start Date. While the Growth Cap Rate is set at the Company’s sole discretion, the Growth Cap Rate will not change during a Segment Term and the Growth Cap Rate will always be at least 6%.

Index — The S&P 500 Price Return index, which is the S&P 500 index excluding dividends. This index includes 500 leading companies in leading industries in the U.S. economy.

Index Performance Rate — The Index Performance Rate measures the percentage change in the Index during a Segment Term for each Segment. If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion. Please see “Change in Index” for more information.

The Index Performance Rate is calculated by ((b) divided by (a)) minus one, where:

(a)	is the value of the Index at the close of business on the Segment Start Date, and

(b)	is the value of the Index at the close of business on the Segment Maturity Date.

5

We determine the value of the Index at the close of business, which is the end of a business day. Generally, a business day is any day the New York Stock Exchange is open for trading. If the New York Stock Exchange is not open for trading or if the Index value is, for any other reason, not published on the Segment Start Date or a Segment Maturity Date, the value of the Index will be determined as of the end of the most recent preceding business day for which the Index value is published.

Index-Linked Rate of Return — The rate of return we apply to calculate the Index-Linked Return which is based on the Index Performance Rate adjusted to reflect the Growth Cap Rate and protection against negative performance. Therefore, if the performance of the Index is zero or positive, we will apply that performance up to the Growth Cap Rate. If the performance of the Index is negative, we will apply performance of zero unless the decline in the performance of the Index is below -10% in which case negative performance in excess of -10% will apply. Please see the chart under “Index-Linked Return” for more information.

Index-Linked Return — The amount that is applied to the Segment Account Value on the Segment Maturity Date that is equal to that Segment’s Index-Linked Rate of Return multiplied by the Segment Account Value on the Segment Maturity Date. The Index-Linked Return may be positive, negative or zero. The Indexed-Linked Return is only applied to amounts that remain in a Segment Account Value until the Segment Maturity Date. For example, a surrender of your policy before Segment maturity will eliminate any Index-Linked Return and be subject to an Early Distribution Adjustment.

Initial Segment Account — The amount initially transferred to a Segment from the MSO Holding Account on its Segment Start Date, net of the amount that may have been transferred from the MSO Holding Account to the Unloaned GIO to cover the Charge Reserve Amount (see “Charge Reserve Amount” in this Prospectus). Such a transfer would be made from the MSO Holding Account to cover the Charge Reserve Amount only (1) if you have given us instructions to make such a transfer or (2) in the other limited circumstances described under “Segments” in this Prospectus.

MSO Holding Account — This is a portion of the EQ/Money Market variable investment option that holds amounts designated by the policy owner for investment in the MSO prior to any transfer into the next available new Segment.

Net Cash Surrender Value — The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is “restricted” as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long-Term Care ServicesSM Rider, and minus any surrender charge that then remains applicable. For this purpose, the Segment Distribution Value is used to calculate the policy account value.

Segment — The portion of your total investment in the MSO that is associated with a specific Segment Start Date. You create a new Segment each time an amount is transferred from the MSO Holding Account into a Segment Account.

Segment Account Value (also referred to in your policy as the “Segment Account”) — The amount of an Initial Segment Account subsequently reduced by any monthly deductions, policy loans and unpaid loan interest, and distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, which are allocated to the Segment. Any such reduction in the Segment Account Value prior to its Segment Maturity Date will result in a corresponding Early Distribution Adjustment, which will cause you to lose principal, and that loss could be substantial. The Segment Account Value is used in determining policy account values, death benefits, and the net amount at risk for monthly cost of insurance calculations of the policy and the new base policy face amount associated with a requested change in death benefit option.

Policy Account Value — Your “policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). The account value (Segment Account Value or Segment Distribution Value) of any policy amounts transferred to the MSO is also included in your policy account value. See definitions of “Segment Account Value” and “Segment Distribution Value” for additional detail regarding the calculation of the policy account value when there are assets invested in the MSO.

Segment Distribution Value (also referred to in your policy as the “Segment Value”) — This is the Segment Account Value minus the Early Distribution Adjustment that would apply on a full surrender of that Segment at any time prior to the Segment Maturity Date. Segment Distribution Values will be used in determining policy value available to cover monthly deductions, any applicable proportionate surrender charges for requested face amount reductions, and other distributions; cash surrender values and maximum loan values subject to any applicable base policy surrender charge. They will also be used in determining whether any outstanding policy loan and accrued loan interest exceeds the policy account value.

Segment Maturity Date — The date on which a Segment Term is completed and the Index-Linked Return for that Segment is applied to a Segment Account Value.

Segment Maturity Value — This is the Segment Account Value adjusted by the Index-Linked Return for that Segment.

Segment Start Date — The Segment Start Date is the day on which a Segment is created.

Segment Term — The duration of a Segment. The Segment Term for each Segment begins on its Segment Start Date and ends on its Segment Maturity Date one year later. We are currently only offering Segment Terms of approximately one year. We may offer different durations in the future.

6

2. Fee Table Summary

MSO Charges	When Charge is Deducted		Guaranteed Maximum
Mortality and Expense Risk Charge(1)	Monthly	Policy Year 1-10 11+	Annual % of your value in our variable investment options and the MSO 1.00% 0.50%
Variable Index Segment Account Charge	At the beginning of each policy month during the Segment Term		1.65%(2)

Other	When Charge is Deducted	Maximum Spread Percentage that May be Deducted
Loan Interest Spread(3) for Amounts of Policy Loans Allocated to MSO Segment	On each policy anniversary (or on loan termination, if earlier)	5%

Other	When Charge is Deducted	Maximum Amount that May be Deducted
Early Distribution Adjustment	On surrender or other distribution (including loan) from an MSO Segment prior to its Segment Maturity Date	90% of Segment Account Value(4)
(1)

The base variable life insurance policy’s mortality and expense risk charge will also apply to a Segment Account Value or any amounts held in the MSO Holding Account. Amounts in the MSO Holding Account reflect fees and expenses of the EQ/Money Market Portfolio. Please see “Charges” in this Prospectus for more information. Please refer to the appropriate variable life insurance policy prospectus for more information.

(2)	This charge represents an annual rate. The current non-guaranteed rate is 0.40%.
(3)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The “spread” is the difference between the interest rate we charge you on a policy loan and the interest rate we credit to you on the amount of your policy account value that we hold as collateral for the loan.

(4)

The actual amount of an Early Distribution Adjustment is determined by a formula that depends on, among other things, how the Index has performed since the Segment Start Date, as discussed in detail under “Early Distribution Adjustment” in this Prospectus. The maximum amount of the adjustment would occur if there is a total distribution at a time when the Index has declined to zero.

This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus.

Changes in charges

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. For the sake of clarity, the assumptions referenced above include taxes, the cost of hedging, longevity, volatility, other market conditions, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

7

3. Risk Factors

There are risks associated with some features of the Market Stabilizer Option®:

•

Because the Company relies on a single point in time to calculate the Index return, an investor may experience a negative return on the Segment Maturity Date even if the Index has experienced gains through some, or most, of the Segment Term.

•

There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index performance that exceeds -10%. An investor could lose 90% of principal which includes any previously credited interest.

•

Your Index-Linked Return is also limited by the Growth Cap Rate, which could cause your Index-Linked Return to be lower than it would otherwise be if you participated in the full performance of the S&P 500 Price Return index.

•	You will not know what the Growth Cap Rate is before the Segment starts. Therefore, you will not know in advance the upper limit on the return that may be credited to your investment in a Segment.

•

Negative consequences apply if, for any reason, amounts you have invested in a Segment are removed before the Segment Maturity Date. Specifically, with respect to the amounts removed early, you would (1) forfeit any positive Index performance and (2) be subject to an Early Distribution Adjustment that exposes you to a risk of potentially substantial loss of principal. This exposure is designed to be consistent with the treatment of losses on amounts held to the Segment Maturity Date. Even when the Index performance has been positive, the EDA will cause you to lose some principal on an early removal. Surrender charges and tax consequences could also apply.

•

The following types of removals of account value from a Segment will result in the above-mentioned penalties to you, if the removals occur prior to the Segment Maturity Date: (a) a surrender of your policy; (b) a loan from your policy; (c) a distribution in order to enable your policy to continue to qualify as life insurance under the federal tax laws; (d) certain distributions in connection with the exercise of a rider available under your policy; and (e) a charge or unpaid policy loan interest that we deduct from your Segment Account Value because the Charge Reserve Amount and other funds are insufficient to cover them in their entirety. The Charge Reserve Amount may become insufficient because of policy changes that you request, additional premium payments, investment performance, policy loans, policy partial withdrawals from other investment options besides the MSO, and any increases we make in current charges for the policy (including for the MSO and optional riders).

•	Certain of the above types of early removals can occur (and thus result in penalties to you) without any action on your part. Examples include (i) certain distributions we might make from your Segment Account Value to enable your policy to continue to qualify as life insurance and (ii) deductions we might make from your Segment Account Value to pay charges if the Charge Reserve Amount becomes insufficient.

•

Any applicable EDA will generally be affected by changes in both the volatility and level of the S&P 500 Price Return Index. Any EDA applied to any Segment Account Value is linked to the estimated value of a put option on the S&P 500 Price Return index as described in this Prospectus. The estimated value of the put option and, consequently, the amount of the EDA will generally be higher after increases in market volatility or after the Index experiences a negative return following the Segment Start Date.

•

Once policy account value is in a Segment, you cannot transfer out of a Segment and you can only make withdrawals out of a Segment if you surrender your policy. This would result in the imposition of any applicable surrender charges and EDA.

•	We may not offer new Segments so there is also the possibility that a Segment may not be available for a Segment Renewal at the end of your Segment Term(s).

•	We also reserve the right to substitute an alternative index for the S&P 500 Price Return index, which could reduce the Growth Cap Rates we can offer.

•

No company other than us has any legal responsibility to pay amounts that the Company owes under the policy. An owner should look to the financial strength of the Company for its claims-paying ability.

•	You do not have any rights in the securities underlying the index, including, but not limited to, (i) interest payments, (ii) dividend payments or (iii) voting rights.

•	Your Segment Maturity Value is dependent on the performance of the index on the Segment Maturity Date.

•	Past performance of the index is no indication of future performance.

•

The amounts required to be maintained in the Unloaned GIO for the Charge Reserve Amount during the Segment Term may earn a return that is less than the return you might have earned on those amounts in another investment option had you not invested in a Segment.

•

If you do not specify a minimum Growth Cap Rate acceptable to you, your account value could transfer into a Segment with a Growth Cap Rate that may be lower than what you would have chosen. If a minimum has been specified, account value could remain uninvested in the MSO Holding Account until the next Segment, if any, where the Growth Cap Rate is at or above the minimum specified by the investor.

8

•

Upon the exercise of the Policy Continuation Rider, the MSO is no longer available and any Segments will be terminated with an Early Distribution Adjustment and remaining amounts will be deposited into the MSO Holding Account.

•

If you exercise the Long-Term Claim ServicesSM Rider, when a period of coverage ends, any Segments will be terminated with an Early Distribution Adjustment and remaining amounts will be deposited into the MSO Holding Account.

COVID-19

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes the Company is taking appropriate actions to mitigate the negative impact to our business and operations. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions have impacted the performance of the Indices to which Segments are linked, as well as the funds underlying the variable investment options. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the policy. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a financial professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the policy, such as purchasing the policy or making contributions, transfers, or withdrawals, based on your individual circumstances.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our providers and/or third-party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

9

4. Description of the Market Stabilizer Option®

We offer a Market Stabilizer Option® that provides a rate of return tied to the performance of the Index.

MSO Holding Account

The amount of each transfer or loan repayment you make to the MSO, and the balance of each premium payment you make to the MSO after any premium charge under your base policy has been deducted, will first be placed in the MSO Holding Account. The MSO Holding Account is a portion of the regular EQ/Money Market variable investment option that will hold amounts allocated to the MSO until the next available Segment Start Date. The MSO Holding Account has the same rate of return and is subject to the same underlying portfolio operating expenses and same mortality and expense risk charges as the EQ/Money Market variable investment option. Please refer to “Risk/benefit summary: charges and expenses you will pay” of the appropriate variable life insurance policy prospectus for more information regarding such expenses. We currently plan on offering new Segments on a monthly basis but reserve the right to offer them less frequently or to stop offering them or to suspend offering them temporarily.

Before any account value is transferred into a Segment, you can transfer amounts from the MSO Holding Account into other investment options available under your policy at any time subject to any transfer restrictions within your policy. You can transfer into and out of the MSO Holding Account at any time up to and including the Segment Start Date provided your transfer request is received at our administrative office by such date. For example, you can transfer policy account value into the MSO Holding Account on the 3rd Friday of June which is the Segment Start Date. That policy account value would transfer into the Segment starting on that date, subject to the conditions mentioned earlier. You can also transfer policy account value out of the MSO Holding Account before the end of the business day on the Segment Start Date and that account value would not be swept into the Segment starting on that date. Please refer to the “How to reach us” section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.

On the Segment Start Date, account value in the MSO Holding Account, excluding charges and any account value transferred to cover the Charge Reserve Amount, will be transferred into a Segment if all requirements and limitations are met that are discussed under “Segments” immediately below.

Segments

Each Segment will have a Segment Start Date of the 3rd Friday of each calendar month and will have a Segment Maturity Date on the 3rd Friday of the same calendar month in the succeeding calendar year.

In order for any amount to be transferred from the MSO Holding Account into a new Segment on a Segment Start Date, all of the following conditions must be met on that date:

(1)	The Growth Cap Rate for that Segment must be equal to or greater than your minimum Growth Cap Rate (Please see “Growth Cap Rate” in this Prospectus).

(2)

There must be sufficient account value available within the Unloaned GIO and the variable investment options including the MSO Holding Account to cover the Charge Reserve Amount as determined by us on such date (Please see “Charge Reserve Amount” in this Prospectus).

(3)

The Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO (“A”), the annualized monthly Variable Index Segment Account Charge rate (“B”) and the current annualized monthly mortality and expense risk charge rate (“C”). The Growth Cap Rate must be greater than (A+B+C). This is to ensure that the highest possible rate of return that could be received in a Segment after these charges (B+C) have been considered exceeds the interest crediting rate currently being offered in the Unloaned GIO.

(4)

It must not be necessary, as determined by us on that date, for us to make a distribution from the policy during the Segment Term in order for the policy to continue to qualify as life insurance under applicable tax law.

(5)	The total amount allocated to your Segments under your policy on that date must be less than any limit we may have established. At this time there is no limit.

If there is sufficient policy account value in the Unloaned GIO to cover the Charge Reserve Amount, then no transfers from other investment options to the Unloaned GIO will need to be made. If there is insufficient value in the Unloaned GIO to cover the Charge Reserve Amount and we do not receive instructions from you specifying the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements at the Segment Start Date, or the transfer instructions are not possible due to insufficient funds, then the required amount will be transferred proportionately from your variable investment options including the MSO Holding Account.

If after any transfers there would be an insufficient amount in the Unloaned GIO to cover the Charge Reserve Amount or the Growth Cap Rate for the next available Segment does not qualify per your minimum Growth Cap Rate instructions and the conditions listed above, then your amount in the MSO Holding Account will remain there until we receive further instruction from you. We will mail you a notice informing you that your account value did or did not transfer from the MSO Holding Account into a Segment. These notices are mailed on or about the next business day after the applicable Segment Start Date.

10

Segment Maturity

Near the end of the Segment Term, we will notify you between 15 and 45 days before the Segment Maturity Date that a Segment is about to mature. At that time, you may choose to have all or a part of:

(a) the Segment Maturity Value rolled over into the MSO Holding Account

(b) the Segment Maturity Value transferred to the variable investment options available under your policy

(c) the Segment Maturity Value transferred to the Unloaned GIO.

If we do not receive your transfer instructions before the Segment Maturity Date, your Segment Maturity Value will automatically be rolled over into the MSO Holding Account for investment in the next available Segment, subject to the conditions listed under “Segments” above.

However, if we are not offering the MSO at that time, we will transfer the Segment Maturity Value to the investment options available under your policy per your instructions or to the EQ/Money Market investment option if no instructions are received. Although under the appropriate variable life insurance policy we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options, there will be no transfer charges for any of the transfers discussed in this section.

Growth Cap Rate

By allocating your account value to the MSO, you can participate in the performance of the Index up to the applicable Growth Cap Rate that we declare on the Segment Start Date.

Please note that this means you will not know the Growth Cap Rate for a new Segment until after the account value has been transferred from the MSO Holding Account into the Segment and you are not allowed to transfer the account value out of a Segment before the Segment Maturity Date. Please see “Transfers” below.

Each Segment is likely to have a different Growth Cap Rate. However, the Growth Cap Rate will never be less than 6%.

As part of your initial instructions in selecting the MSO, you will specify what your minimum acceptable Growth Cap Rate is for a Segment. You may specify a minimum Growth Cap Rate from 6% to 10%. If the Growth Cap Rate we set, on the Segment Start Date, is below the minimum you specified then the account value will not be transferred from the MSO Holding Account into that Segment. If you do not specify a minimum Growth Cap Rate then your minimum Growth Cap Rate will be set at 6%. Therefore, if you do not specify a minimum acceptable Growth Cap Rate, account value could transfer into a Segment with a Growth Cap Rate that may be lower than what you would have chosen. In addition, for account value to transfer into a Segment from the MSO Holding Account, the Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO (“A”), the annualized monthly Variable

Index Segment Account Charge rate (“B”) and the current annualized monthly mortality and expense risk charge rate (“C”). The Growth Cap Rate must be greater than (A+B+C).

For example, assume that the annual interest rate we are currently crediting on the Unloaned GIO were 4.00%, the annualized monthly Variable Index Segment Account charge rate were 1.40% and the annualized monthly mortality and expense risk charge rate were 0.85%. Based on those assumptions (which we provide only for illustrative purposes and will not necessarily correspond to actual rates), because these numbers total 6.25%, no amounts would be transferred into any Segment unless we declare a Growth Cap Rate that is higher than 6.25%. Please see “Index-Linked Return” in this Prospectus for more information.

As another example, you may specify a minimum Growth Cap Rate of 8%. If we set the Growth Cap Rate at 8% or higher for a Segment then a transfer from the MSO Holding Account will be made into that new Segment provided all other requirements and conditions discussed in this Prospectus are met. If we set the Growth Cap Rate below 8% then no transfer from the MSO Holding Account will be made into that Segment. No transfer will be made until a Segment Growth Cap Rate equal to or greater than 8% is set and all requirements are met or you transfer account value out of the MSO Holding Account.

You may also subsequently change the minimum Growth Cap Rate by contacting us at our Administrative Office.

Downside Protection

Your protection against negative performance for a Segment held until its Segment Maturity Date is currently -10% (“Downside Protection” also referred to in your policy as the “Segment Loss Absorption Threshold Rate”). We reserve the right, for new Segments, to increase your Downside Protection against negative performance. For example, if we were to adjust the Downside Protection for a Segment to -100%, the Index-Linked Rate of Return for that Segment would not go below 0%. Please note that any increase in the protection against negative performance would likely result in a lower Growth Cap Rate than would otherwise apply. We will provide notice between 15 and 45 days before any change in the Downside Protection is effective. Any change would only apply to new Segments started after the effective date of the change, which (coupled with the 15-45 day notice we will give) will afford you the opportunity to decline to participate in any Segment that reflects a change in the Downside Protection.

Any increases in the Growth Cap Rate above the minimum 6% and increases in Downside Protection from the minimum -10% are set at the Company’s sole discretion. However, the Growth Cap Rate can never be less than 6% and we may only increase your Downside Protection from the current -10%. Your Downside Protection will never decrease below -10%.

Index-Linked Return

We calculate the Index-Linked Return for a Segment by taking the Index-Linked Rate of Return and multiplying it by the

11

Segment Account Value on the Segment Maturity Date. The Segment Account Value is any monthly deductions, policy loans and unpaid interest, distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law and any corresponding Early Distribution Adjustments. The Segment Account Value does not include the Charge Reserve Amount described in this Prospectus.

The following table demonstrates the Index-Linked Rate of Return and the Segment Maturity Value on the Segment Maturity Date based upon a hypothetical range of returns for the S&P 500 Price Return index. This example assumes a 15% Growth Cap Rate, a $1,000 investment in the MSO Segment and a Downside Protection of -10%. No early distributions have occurred during the Segment term.

Index Performance Rate of the S&P 500 Price Return index	Index-Linked Rate of Return	Segment Maturity Value
50%	15%	$1,150
25%	15%	$1,150
10%	10%	$1,100
0%	0%	$1,000
-10%	0%	$1,000
-25%	-15%	$850
-50%	-40%	$600
-75%	-65%	$350
-100%	-90%	$100

For instance, we may set the Growth Cap Rate at 15%. Therefore, if the Index has gone up 25% or 50% over your Segment Term, you will receive a 15% credit to your Segment Account Value on the Segment Maturity Date. If the Index had gone up by 10% from your Segment Start Date to your Segment Maturity Date then you would receive a credit of 10% to your Segment Account Value on the Segment Maturity Date.

If the Index had gone down 10% over the Segment Term then you would receive a return of 0% to your Segment Account Value on the Segment Maturity Date.

If the Index had gone down by 15% by your Segment Maturity Date then your Segment Account Value would be reduced by 5% on the Segment Maturity Date. The Downside Protection feature of the MSO will absorb the negative performance of the Index up to -10%.

The Index-Linked Return is only applied to amounts that remain in a Segment until the Segment Maturity Date. For example, a surrender of your policy before Segment maturity will eliminate any Index-Linked Return and be subject to a Early Distribution Adjustment.

Change in Index

If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion.

If we were to substitute an alternative index at our discretion, we would provide notice 45 days before making that change. The new index would only apply to new Segments. Any outstanding Segments would mature on their original Segment Maturity Dates.

With an alternative index, the Downside Protection would remain the same or greater. However, an alternative index may reduce the Growth Cap Rates we can offer. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the S&P 500 Price Return index.

If the S&P 500 Price Return index were to be discontinued or substantially changed, thereby affecting the Index-Linked Return of existing Segments, we will mature the Segments based on the most recently available closing value of the Index before it is discontinued or changed. Such maturity will be as of the date of such most recently available closing value of the Index and we will use that closing value to calculate the Index-linked Return through that date. We would apply the full Index performance to that date subject to the full Growth Cap Rate and Downside Protection. For example, if the Index was up 12% at the time we matured the Segment and the Growth Cap Rate was 8%, we would credit an 8% return to your Segment Account Value. If the Index was down 30% at the time we matured the Segment, we would credit a 20% negative return to your Segment Account Value. We would provide notice about maturing the Segment, as soon as practicable and ask for instructions on where to transfer your Segment Maturity Value.

If we are still offering Segments at that time, you can request that the Segment Maturity Value be invested in a new Segment, in which case we will hold the Segment Maturity Value in the MSO Holding Account for investment in the next available Segment subject to the same terms and conditions discussed above under MSO Holding Account and Segments.

In the case of any of the types of early maturities discussed above, there would be no transfer charges or EDA applied and you can allocate the Segment Maturity Value to the investment options available under your policy. Please see “Segment Maturity” in this Prospectus for more information. If we continued offering new Segments, then such a change in the Index may cause lower Growth Cap Rates to be offered. However, we would still provide a minimum Growth Cap Rate of 6% and minimum Downside Protection of -10%. We also reserve the right to not offer new Segments. Please see “Right to Discontinue and Limit Amounts Allocated to the MSO” in this Prospectus.

Charges

There is a current percentage charge of 0.40% of any policy account value allocated to each Segment. We reserve the right to increase or decrease the charge although it will never exceed 1.65%.

This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus. Please also see

12

Loans in this Prospectus for information regarding the “spread” you would pay on any policy loan.

The base variable life insurance policy’s mortality and expense risk charge will also be applicable to a Segment Account Value or any amounts held in the MSO Holding Account. The current mortality and expense risk charge deducted monthly is 0.60% of Segment Account Value or and amounts held in the MSO Holding Account during the first 8 policy years, with no charge in policy year 9 and thereafter. We reserve the right to increase or decrease this charge in the future, although it will never exceed 1.00% during policy years 1-10 and 0.50% during policy years 11 and later. Amounts in the MSO Holding Account reflect fees and expenses of the EQ/Money Market Portfolio, which are described in the prospectuses for the variable life insurance policy and the EQ/Money Market Portfolio. Please refer to the appropriate variable life insurance policy prospectus for more information.

Charge Reserve Amount

If you elect the Market Stabilizer Option®, you are required to maintain a minimum amount of policy account value in the Unloaned GIO to approximately cover the estimated monthly charges for the policy, (including, but not limited to, the MSO and any optional riders) for the Segment Term. This is the Charge Reserve Amount.

The Charge Reserve Amount will be determined on each Segment Start Date as an amount projected to be sufficient to cover all of the policy’s monthly deductions during the Segment Term, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account and that no policy changes or additional premium payments are made. The Charge Reserve Amount on other than a Segment Start Date will be the Charge Reserve Amount determined as of the latest Segment Start Date reduced by each subsequent monthly deduction during the longest remaining Segment Term, although it will never be less than zero. This means, for example, that if you are in a Segment (Segment A) and then enter another Segment (Segment B) 6 months later, the Charge Reserve Amount would be re-calculated on the start date of Segment B. The Charge Reserve Amount would be re-calculated to cover all of the policy’s monthly deductions during the Segment Terms for both Segments A and B.

When you select the MSO, as part of your initial instructions, you will be asked to specify the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements, if necessary. No transfer restrictions apply to amounts that you wish to transfer into the Unloaned GIO to meet the Charge Reserve Amount requirement. If your values in the variable investment options including the MSO Holding Account and the unloaned portion of our GIO are insufficient to cover the Charge Reserve Amount, no new Segment will be established. Please see “Segments” above for more information regarding the Charge Reserve Amount and how amounts may be transferred to meet this requirement.

Please note that the Charge Reserve Amount may not be sufficient to cover actual monthly deductions during the Segment Term. Although the Charge Reserve Amount will be re-calculated on each Segment Start Date, and the amount already present in the Unloaned GIO will be supplemented through transfers from your value in the variable investment options including the MSO Holding Account, if necessary to meet this requirement, actual monthly deductions could vary up or down during the Segment Term due to various factors including but not limited to requested policy changes, additional premium payments, investment performance, loans, policy partial withdrawals from other investment options besides the MSO, and any changes we might make to current policy charges.

How we deduct policy monthly charges during a Segment Term

Under your base variable life insurance policy, monthly deductions are allocated to the variable investment options and the Unloaned GIO according to deduction allocation percentages specified by you or based on a proportionate allocation should any of the individual investment option values be insufficient.

However, if the Market Stabilizer Option® is elected, on the Segment Start Date, deduction allocation percentages will be changed so that 100% of monthly deductions will be taken from the Charge Reserve Amount and then any remaining value in the Unloaned GIO, if the Charge Reserve Amount is depleted, during the Segment Term. In addition, if the value in the Unloaned GIO is ever insufficient to cover monthly deductions during the Segment Term, the base policy’s proportionate allocation procedure will be modified as follows:

1.

The first step will be to take the remaining portion of the deductions proportionately from the values in the variable investment options, including any value in the MSO Holding Account but excluding any Segment Account Values.

2.

If the Unloaned GIO and variable investment options, including any value in the MSO Holding Account, are insufficient to cover deductions in their entirety, the remaining amount will be allocated to the individual Segments proportionately, based on the current Segment Distribution Values.

3.	Any portion of a monthly deduction allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value.

The effect of those procedures is that account value will be taken out of a Segment to pay a monthly deduction (and an EDA therefore applied) only if there is no remaining account value in any other investment options, as listed in 1. and 2. above.

In addition, your base variable life insurance policy will lapse if your net policy account value or net cash surrender value (please refer to your base variable life insurance policy prospectus for a further explanation of these terms) is not

13

enough to pay your policy’s monthly charges when due (unless one of the available guarantees against termination is applicable). If you have amounts allocated to MSO Segments, the Segment Distribution Value will be used in place of the Segment Account Value in calculating the net policy account value and net cash surrender value.

These modifications will apply during any period in which a Segment exists and has not yet reached its Segment Maturity Date.

Early Distribution Adjustment

Overview

Before a Segment matures, if you surrender your policy, take a loan from a Segment or if we should find it necessary to make deductions for monthly charges or other distributions from a Segment, we will apply an Early Distribution Adjustment.

The application of the EDA is based on your agreement (under the terms of the MSO) to be exposed to the risk that, at the Segment Maturity Date, the Index will have fallen by more than 10%. The EDA uses what we refer to as a Put Option Factor to estimate the market value, at the time of an early distribution, of the risk that you would suffer a loss if your Segment were continued (without taking the early distribution) until its Segment Maturity Date. By charging you with a deduction equal to that estimated value, the EDA provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated when the Index has declined over the course of that Segment.

In the event of an early distribution, even if the Index has experienced positive performance since the Segment Start Date, the EDA will cause you to lose principal through the application of the Put Option Factor and that loss may be substantial. That is because there is always some risk that the Index would have declined by the Segment Maturity Date such that you would suffer a loss if the Segment were continued (without taking any early distribution) until that time. The overall impact of the EDA is to reduce your Segment Account Value and your other policy values.

We determine the EDA and the Put Option Factor by formulas that are described below under “Additional Detail.”

Important Considerations

When any surrender, loan, charge deduction or other distribution is made from a Segment before its Segment Maturity Date:

1.

You will forfeit any positive Index performance with respect to these amounts. Instead, any of these pre- Segment Maturity Date distributions will cause an EDA to be applied that will usually result in a reduction in your values. Surrender charges and tax consequences also could apply to early distributions. Therefore, you should give careful consideration before taking any such early loan or surrender, or allowing the value in your other investment options to fall so low that we must make any monthly deduction from a Segment; and

2.	The EDA will be applied, which means that:

a.

If the Index has fallen more than 10% since the Segment Start Date, the EDA would generally have the effect of charging you for (i) the full amount of that loss below 10%, plus (ii) an additional amount for the risk that the Index might decline further by the Segment Maturity Date. (Please see example III in Appendix “Early Distribution Adjustment Examples” for further information.)

b.

If the Index has fallen since the Segment Start Date, but by less than 10%, the EDA would charge you for the risk that, by the Segment Maturity Date, the index might have declined further to a point more than 10% below what it was at the Segment Start Date. (Please see example I in Appendix “Early Distribution Adjustment Examples” for further information.) This charge would generally be less than the amount by which the Index had fallen from the Segment Start Date through the date we apply the EDA. It also would generally be less than it would be under the circumstances in 2a. above.

c.

If the Index has risen since the Segment Start Date, the EDA would not credit you with any of such favorable investment performance. Instead, the EDA would charge you for the risk that, by the Segment Maturity Date, the index might have declined to a point more than 10% below what it was at the Segment Start Date. (Please see examples II and IV in Appendix “Early Distribution Adjustment Examples” for further information.) This charge would generally be less than it would be under the circumstances in 2a. and 2b. above.

For the reasons discussed above, the Early Distribution Adjustment to the Segment Account Value will usually reduce the amount you would receive when you surrender your policy prior to a Segment Maturity Date. For loans and charge deductions, the Early Distribution Adjustment would usually further reduce the account value remaining in the Segment Account Value and therefore decrease the Segment Maturity Value.

Surrender charges and tax consequences can also apply to early distributions.

Additional Detail

For purposes of determining the Segment Distribution Value prior to a Segment Maturity Date, the EDA is the Put Option Factor multiplied by the Segment Account Value.

The Put Option Factor multiplied by the Segment Account Value represents, at any time during the Segment Term, the estimated market value of your potential exposure to negative S&P 500 Price Return index performance that is worse than -10%. The Put Option Factor, on any date, represents

14

the estimated value on that date of a hypothetical “put option” (as described below) on the Index having a notional value equal to $1 and strike price at Segment Maturity equal to $0.90 ($1 plus the Downside Protection which is currently -10%). The strike price of the option ($0.90) is the difference between a 100% loss in the S&P 500 Price Return index at Segment Maturity and the 10% loss at Segment Maturity that would be absorbed by the Downside Protection feature of the MSO (please see “Growth Cap Rate” in this Prospectus for an explanation of the Downside Protection.) In a put option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the strike price — which was set at issue — and the underlying index closing price, in the event that the closing price is below the strike price. Prior to the maturity of the put option, its value generally will have an inverse relationship with the index. The notional value can be described as the price of the underlying index at inception of the contract. Using a notional value of $1 facilitates computation of the percentage change in the Index and the put option factor.

The Company will utilize a fair market value methodology to determine the Put Option Factor.

For this purpose, we use the Black Scholes formula for valuing a European put option on the S&P 500 Price Return index, assuming a continuous dividend yield, with inputs that are consistent with current market prices.

The inputs to the Black Scholes Model include:

(1)

Implied Volatility of the Index — This input varies with (i) how much time remains until the Maturity Date of the Segment from which an early distribution is being made, which is determined by using an expiration date for the hypothetical put option that corresponds to that time remaining and (ii) the relationship between the strike price of the hypothetical put option and the level of the S&P 500 Price Return index at the time of the early distribution. This relationship is referred to as the “moneyness” of the hypothetical put option described above, and is calculated as the ratio of the $0.90 strike price of that hypothetical put option to what the level of the S&P 500 Price Return index would be at the time of the early distribution if the Index had been $1 at the beginning of the Segment. Direct market data for these inputs for any given early distribution are generally not available, because put options on the Index that actually trade in the market have specific maturity dates and moneyness values that are unlikely to correspond precisely to the Maturity Date and moneyness of the hypothetical put option that we use for purposes of calculating the EDA.

Accordingly, we use the following method to estimate the implied volatility of the index. We receive daily quotes of implied volatility from banks using the same Black Scholes model described above and based on the market prices for certain S&P 500 Price Return put options. Specifically, implied volatility quotes are obtained for put options with the closest maturities above and below the actual time remaining in the

Segment at the time of the early distribution and, for each maturity, for those put options having the closest moneyness those put options having the closest moneyness value above and below the actual moneyness of the hypothetical put option described above, given the level of the S&P 500 Price Return index at the time of the early distribution. In calculating the Put Option Factor, we will derive a volatility input for your Segment’s time to maturity and strike price by linearly interpolating between the implied volatility quotes that are based on the actual adjacent maturities and moneyness values described above, as follows:

(a)

We first determine the implied volatility of a put option that has the same moneyness as the hypothetical put option but with the closest available time to maturity shorter than your Segment’s remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of put options having the moneyness values that are above and below the moneyness value of the hypothetical put option.

(b)

We then determine the implied volatility of a put option that has the same moneyness as the hypothetical put option but with the closest available time to maturity longer than your Segment’s remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of put options having the moneyness values that are above and below the moneyness value of the hypothetical put option.

(c)	The volatility input for your Segment’s time to maturity will then be determined by linearly interpolating between the volatilities derived in steps (a) and (b).

(2)

Overnight Indexed Swap (OIS) Rate — Key duration OIS rates will be retrieved from a recognized financial reporting vendor. OIS rates will be retrieved for maturities adjacent to the actual time remaining in the Segment at the time of the early distribution. We will use linear interpolation to derive the exact remaining duration rate needed as the input.

(3)

Index Dividend Yield — On a daily basis we will get the projected annual dividend yield across the entire Index. This value is a widely used assumption and is readily available from recognized financial reporting vendors.

In general, the Put Option Factor has an inverse relationship with the S&P 500 Price Return index. In addition to the factors discussed above, the Put Option Factor is also influenced by time to Segment Maturity. We determine Put Option Factors at the end of each business day. Generally, a business day is any day the New York Stock Exchange is open for trading. If any inputs to the Black Scholes formula are unavailable on a business day, we would use the value of the input from the most recent preceding business day. The Put Option Factor that applies to a transaction or valuation made on a business

15

day will be the Factor for that day. The Put Option Factor that applies to a transaction or valuation made on a non-business day will be the Factor for the next business day.

Appendix “Early Distribution Adjustment Examples” at the end of this Prospectus provides examples of how the Early Distribution Adjustment is calculated.

Transfers

The Company does not impose the policy’s $25 transfer charge to transfer into and out of the MSO Holding Account and you can make a transfer at any time to or from the investment options available under your policy subject to any transfer restrictions within your policy. Any restrictions applicable to transfers between the MSO Holding Account and such investment options would be the same transfer restrictions applicable to transfers between the investment options available under your policy. However, once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted. In order to transfer account value to the MSO, there must be sufficient funds remaining in the guaranteed interest option following the transfer to cover the Charge Reserve Amount. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for transfers from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the remaining Charge Reserve Amount.

Thus the amount available for transfers from the Unloaned GIO will not be greater than any excess of the Unloaned GIO over the remaining Charge Reserve Amount.

Withdrawals

Once policy account value has been swept from the MSO Holding Account into a Segment, you will not be allowed to withdraw the account value out of a Segment before the Segment Maturity Date unless you surrender your policy. You may also take a loan; please see “Loans” in this Prospectus for more information. Any account value taken out of a Segment before the Segment Maturity Date will generate an Early Distribution Adjustment. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for withdrawals from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the Charge Reserve Amount. Thus, if there is any policy account value in a Segment, the amount which would otherwise be available to you for a partial withdrawal of net cash surrender value will be reduced, by the amount (if any) by which the sum of your Segment Distribution Values and the Charge Reserve Amount exceeds the policy surrender charge.

If the policy owner does not indicate or if we cannot allocate the withdrawal as requested due to insufficient funds, we will allocate the withdrawal proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.

Cash Surrender Value, Net Cash Surrender Value and Loan Value

If you have amounts allocated to MSO Segments, the Segment Distribution Values will be used in place of the Segment Account Values in calculating the amount of any cash surrender value, net cash surrender value and maximum amount available for loans. This means an EDA would apply to those amounts. Please see Appendix “Early Distribution Adjustment Examples” for more information.

Guideline Premium Force-outs

For policies that use the Guideline Premium Test, a new Segment will not be established or created if we determine, when we process your election, that a distribution from the policy will be required to maintain its qualification as life insurance under federal tax law at any time during the Segment Term.

However, during a Segment Term if a distribution becomes necessary under the force-out rules of Section 7702 of the Internal Revenue Code, it will be deducted proportionately from the values in the Unloaned GIO (excluding the Charge Reserve Amount) and in any variable investment option, including any value in the MSO Holding Account but excluding any Segment Account Values.

If the Unloaned GIO (excluding the Charge Reserve Amount) and variable investment options, including any value in the MSO Holding Account, are insufficient to cover the force-out in its entirety, any remaining amount required to be forced out will be taken from the individual Segments proportionately, based on the current Segment Distribution Values.

Any portion of a force-out distribution taken from an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value.

If the Unloaned GIO (excluding the remaining Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, and the Segment Distribution Values, is still insufficient to cover the force-out in its entirety, the remaining amount of the force-out will be allocated to the Unloaned GIO and reduce or eliminate any remaining Charge Reserve Amount under the Unloaned GIO.

Loans

The variable life insurance policy prospectus for information regarding policy loan provisions. Currently, the maximum interest rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set.

You may specify how your loan is to be allocated among the MSO, the variable investment options and the Unloaned GIO. Any portion of a requested loan allocated to the MSO will be redeemed from the individual Segments and the MSO Holding Account proportionately, based on the value of the MSO Holding Account and the current Segment Distribution Values of each Segment. Any portion allocated to an individual Segment

16

will generate a corresponding Early Distribution Adjustment of the Segment Account Value and be subject to a higher guaranteed maximum loan spread (5%).

If you do not specify or if we cannot allocate the loan according to your specifications, we will allocate the loan proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, are insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the individual Segments proportionately, based on current Segment Distribution Values.

Any portion of a loan allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value and be subject to a higher guaranteed maximum loan spread.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account and the Segment Distribution Values, are still insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the Unloaned GIO and will reduce or eliminate the remaining Charge Reserve Amount.

Loan interest is due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan and allocated on the same basis as monthly deductions. See “How we deduct policy monthly charges during a Segment Term.”

Whether or not any Segment is in effect and has not yet reached its Segment Maturity Date, loan repayments will first reduce any loaned amounts that are subject to the higher maximum loan interest spread. Loan repayments will first be used to restore any amounts that, before being designated as loan collateral, had been in the Unloaned GIO. Any portion of an additional loan repayment allocated to the MSO at the policy owner’s direction (or according to premium allocation percentages) will be transferred to the MSO Holding Account to await the next available Segment Start Date and will be subject to the same conditions described in this Prospectus.

Asset Rebalancing Service

If you are invested in MSO, you may also elect the Asset Rebalancing Service. However, any amounts allocated to the MSO will not be included in the rebalance transactions. The investment options available to your Asset Rebalancing Service do not include the MSO Holding Account or Segments. Please see the appropriate variable life insurance policy prospectus for more information.

Your right to cancel within a certain number of days

Please refer to the appropriate variable insurance policy prospectus for more information regarding your right to cancel your policy within a certain number of days and the Investment Start Date, which is the business day your investment first begins to earn a return for you. However, the policy prospectus provisions that address when amounts will be allocated to the investment options do not apply to amounts allocated to the MSO.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days, we will initially put all amounts which you have allocated to the MSO into our EQ/Money Market investment option. If we have received all necessary requirements for your policy as of the day your policy is issued, on the first business day following the later of the twentieth day after your policy is issued or the Investment Start Date (30th day in most states if your policy is issued as the result of a replacement), we will re-allocate those amounts to the MSO Holding Account where they will remain until the next available Segment Start Date, at which time such amounts will be transferred to a new Segment of the MSO subject to meeting the conditions described in this Prospectus. However, if we have not received all necessary requirements for your policy as of the day your policy is issued, we will re-allocate those amounts to the MSO Holding Account on the 20th day (longer if your policy is issued as the result of a replacement) following the date we receive all necessary requirements to put your policy in force at our Administrative Office. Your financial professional can provide further information on what requirements may apply to your policy.

In all other states, any amounts allocated to the MSO will first be allocated to the MSO Holding Account where they will remain for 20 days (unless the policy is issued as the result of a replacement, in which case amounts in the MSO Holding Account will remain there for 30 days (45 days in Pennsylvania)). Thereafter, such amounts will be transferred to a new Segment of the MSO on the next available Segment Start Date, subject to meeting the conditions described in this Prospectus.

Right to Discontinue and Limit Amounts Allocated to the MSO

We reserve the right to restrict or terminate future allocations to the MSO at any time. If this right were ever to be exercised by us, all Segments outstanding as of the effective date of the restriction would be guaranteed to continue uninterrupted until the Segment Maturity Date. As each such Segment matured, the balance would be reallocated to the Unloaned GIO and/or variable investment options per your instructions, or to the EQ/Money Market investment option if no instructions are received. We may also temporarily suspend offering Segments at any time and for any reason including emergency conditions as determined by the Securities and Exchange Commission. We also reserve the right to establish a maximum amount for any single policy that can be allocated to the MSO.

17

Impact of MSO Election on Other Policy Riders and/or Services

•

If your policy has the Policy Continuation Rider, and your policy goes on Policy Continuation while you have amounts invested in MSO, you will forfeit any positive index performance and be subject to an Early Distribution Adjustment with respect to these amounts. In addition, MSO will no longer be available once you go on Policy Continuation.

•

If you exercise the Long-Term Care ServicesSM Rider, after a period of coverage ends and before coverage is continued as a Nonforfeiture Benefit, if any MSO Segments are in effect, they will be terminated with corresponding early distribution adjustments and the MSO Segment values will be reallocated to the variable investment options and your unloaned GIO based on your premium allocations then in effect.

•

If a Living Benefits Rider or an accelerated death benefit rider (which may be referred to as a “total and permanent disability accelerated death benefit rider” or a “limited life expectancy accelerated death benefit rider”) is included with your policy, the portion of the cash surrender value that is on lien and is allocated to your values in the variable investment options under your policy and investment in the MSO will be transferred to and maintained as part of the Unloaned GIO.

You may tell us how much of the accelerated payment is to be transferred from your value in each variable investment option and your value in the MSO. Units will be redeemed from each variable investment option sufficient to cover the amount of the accelerated payment that is allocated to it and transferred to the Unloaned GIO.

Any portion of the payment allocated to the MSO based on your instructions will be deducted from any value in the MSO Holding Account and the individual Segments on a pro-rata basis, based on any value in the MSO Holding Account and the current Segment Distribution Value of each Segment, and transferred to the Unloaned GIO. Any portion of the payment allocated to an individual Segment will cause a corresponding Early Distribution Adjustment of the Segment Account Value. If you do not tell us how to allocate the payment, or if we cannot allocate it based on your directions, we will allocated it based on our rules then in effect. Allocation rules will be provided upon request. Such transfers will occur as of the date we approve an accelerated death benefit payment. There will be no charge for such transfers.

About Separate Account LIO

Amounts allocated to the MSO are held in a “non-unitized” separate account we have established under the Commissioner of Insurance in the State of Arizona. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. These assets are also available to the insurer’s general creditors and an owner should look to the financial strength of the Company for its claims-paying ability. We guarantee all benefits relating to your value in the MSO, regardless of whether assets supporting the MSO are held in a separate account or our general account.

Our current plans are to invest separate account assets in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues. Futures, options and interest rate swaps may be used for hedging purposes.

Although the above generally describes our plans for investing the assets supporting our obligations under MSO, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.

18

5. Distribution of the policy

The policy is distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of Separate Account FP. The offering of the policy is intended to be continuous.

The MSO is only available only under the policy issued by the Company. Extensive information about the arrangements for distributing the variable life insurance policy, including sales compensation, is included under “Distribution of the policy” in the appropriate variable life insurance policy prospectus and in the statement of additional information. All of that information applies regardless of whether you choose to use the MSO, and there is no additional plan of distribution or sales compensation with respect to the MSO. There is also no change to the information regarding the fact that the principal underwriter(s) is an affiliate of the Company or an indirect wholly owned subsidiary of Equitable Financial Life Insurance Company.

19

6. Additional Information

Rule 12h-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), exempts an insurance company from filing reports under the Exchange Act when the insurance company issues certain types of insurance products that are registered under the Securities Act of 1933 and such products are regulated under state law. The units of the Market Stabilizer Option® described in this Prospectus fall within the exemption provided under rule 12h-7. The Company relies on the exemption provided under rule 12h-7, and does not file reports under the Exchange Act.

Independent Registered Public Accounting Firm

The statutory-basis financial statements of Equitable Financial Life Insurance Company of America as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of                      an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                     provides independent audit services and certain other non-audit services to the Equitable Financial Life Insurance Company of America as permitted by the applicable SEC independence rules.                      address is 300 Madison Avenue, New York, NY 10017.

20

Appendix: Early Distribution Adjustment Examples

Hypothetical Early Distribution Adjustment Examples

A. Examples of Early Distribution Adjustment to determine Segment Distribution Value

The following examples represent a policy owner who has invested in both Segments 1 and 2. They are meant to show how much value is available to a policy owner when there is a full surrender of the policy by the policy owner or other full distribution from these Segments as well as the impact of Early Distribution Adjustments on these Segments. The date of such hypothetical surrender or distribution is the Valuation Date specified below and, on that date, the examples assume 9 months remain until Segment 1’s maturity date and 3 months remain until Segment 2’s maturity date.

Explanation of formulas and derivation of Put Option Factors is provided in notes (1)-(3) below.

Division of MSO into Segments	Segment 1 (Distribution after 3 months)	Segment 2 (Distribution after 9 months)	Total
Start Date	3rd Friday of July, Calendar Year Y	3rd Friday of January, Calendar Year Y
Maturity Date	3rd Friday of July, Calendar Year Y+1	3rd Friday of January, Calendar Year Y+1
Segment Term	1 year	1 year
Valuation Date	3rd Friday of October, Calendar Year Y	3rd Friday of October, Calendar Year Y
Initial Segment Account	1,000	1,000	2,000
Remaining Segment Term	9 months / 12 months = 9/12 = 0.75	3 months / 12 months = 3/12 = 0.25

Example I – The Index is down 10% at the time of the Early Distribution Adjustment

Change in Index Value	–10%	–10%	Total
Put Option Factor	0.079765	0.045706
Early Distribution Adjustment	Put Option Component: 1000 * 0.079765 = 79.77	Put Option Component: 1000 * 0.045706 = 45.71	125.47
Segment Distribution Value	1000 – 79.77 = 920.23	1000 – 45.71 = 954.29	1,874.53
Total % change in Segment Account Value due to the EDA	-8.0%	-4.6%

Example II – The Index is up 10% at the time of the Early Distribution Adjustment

Change in Index Value	10%	10%	Total
Put Option Factor	0.021492	0.002964
	Put Option Component: 1000 * 0.021492 = 21.49	Put Option Component: 1000 * 0.002964 = 2.96
Early Distribution Adjustment			24.46
Segment Distribution Value	1000 – 21.49 = 978.51	1000 – 2.96 = 997.04	1,975.54
Total % change in Segment Account Value due to the EDA	-2.1%	-0.3%

21

Example III – The Index is down 40% at the time of the Early Distribution Adjustment

Change in Index Value	–40%	–40%	Total
Put Option Factor	0.303317	0.300557
Early Distribution Adjustment	Put Option Component: 1000 * 0.303317 = 303.32	Put Option Component: 1000 * 0.300557 = 300.56	603.87
Segment Distribution Value	1000 – 303.32 = 696.68	1000 – 300.56 = 699.44	1,396.13
Total % change in Segment Account Value due to the EDA	-30.3%	-30.1%

Example IV – The Index is up 40% at the time of the Early Distribution Adjustment

Change in Index Value	40%	40%	Total
Put Option Factor	0.001981	0.000008
Early Distribution Adjustment	Put Option Component: 1000 * 0.001981 = 1.98	Put Option Component: 1000 * 0.000008 = 0.01	1.99
Segment Distribution Value	1000 – 1.98 = 998.02	1000 – 0.01 = 999.99	1,998.01
Total % change in Segment Account Value due to the EDA	-0.2%	0.0%

(1)

Early Distribution Adjustment = (Segment Account Value) x [ (Put Option Factor) – (Number of days between Valuation Date and Maturity Date) /( Number of days between Start Date and Maturity Date) x ( 0.0090 / (1 – 0.0090) )].

(2)	Segment Distribution Value = (Segment Account Value) – (Early Distribution Adjustment).

(3)

Derivation of Put Option Factor: In practice, the Put Option Factor will be calculated based on a Black Scholes model, with input values which are consistent with current market prices. We will utilize implied volatility quotes – the standard measure used by the market to quote option prices – as an input to a Black Scholes model in order to derive the estimated market prices. The input values to the Black Scholes model that have been utilized to generate the hypothetical examples above are as follows: (1) Implied volatility – 25%; (2) OIS rate corresponding to remainder of segment term – 1.09% annually; (3) Index dividend yield – 2% annually.

[B.

Example of an Early Distribution Adjustment corresponding to a loan allocated to Segments, for the Segment Distribution Values and Segment Account Values listed above for a change in Index Value of –40%

This example is meant to show the effect on a policy if, rather than a full distribution, you took a loan in the circumstances outlined in Example III above when the Index is down 40%. Thus the policy owner is assumed to have an initial Segment Account Value of 1,000 in each of Segment 1 and Segment 2. It is also assumed that 9 months remain until Segment 1’s maturity date and 3 months remain until Segment 2’s maturity date.

Loan Amount: 750

Loan Date: 3rd Friday of October, Calendar Year Y

Explanation of formulas is provided in notes (a)-(d) below.

The Index is down 40% at the time of the Early Distribution Adjustment

Change in Index Value	–40%	–40%	Total
Segment Account Value before Loan	1,000.00	1,000.00	2,000.00
Loan Allocation(a)	373.34	376.66	750.00
Early Distribution Adjustment(b)	69.91	66.59	136.55
Segment Account Value after Loan(c)	556.73	556.72	1,113.45
Segment Distribution Value after Loan(d)	468.93	473.10	942.03

(a)

When more than one Segment is being used, we would allocate the loan between the Segments proportionately to the Segment Distribution Value in each. We take the Segment Distribution Value of each Segment (shown in Example III above) and divide it by the total Segment Distribution Values for Segments 1 and 2. This gives us the proportionate amount of the loan that should be allocated to each Segment. For example, for Segment 1, that would be 750 x (842.27/1,692.03) = 373.34

22

(b)

This is the Early Distribution Adjustment that would be deducted from each Segment, as a result of the loan, based on the amount of the loan that is allocated to that Segment. It is equal to a percentage of the Early Distribution Adjustment that would apply if a full distribution from the Segment were being made, rather than only a partial distribution. This percentage would be 44.32545% for Segment 1 in this example: i.e., 373.34 (the amount of reduction in Segment Distribution Value as a result of the loan) divided by 842.27 (the Segment Distribution Value before the loan). Thus, the Early Distribution Adjustment that is deducted for Segment 1 due to the loan in this example would be 69.91 (i.e., 44.32545% of the 157.73 Early Distribution adjustment shown in Example III above that would apply if a full rather than only a partial distribution from the Segment were being made). Of this 69.91, 72.43 would be attributable to the Put Option Component and -2.51 would be attributable to the Charge Refund Component (which are calculated by applying 44.32545% to the 163.40 Put Option Component and the 5.67 Charge Refund Component shown in Example III). Similarly, the Early Distribution Adjustment deducted as a result of the loan from Segment 2 would be 66.59, of which 67.43 would be attributable to the Put Option Component and -0.84 would be attributable to the Charge Refund Component.

(c)

The Segment Account Value after Loan represents the Segment Account Value before Loan minus the Loan Allocation and the Early Distribution Adjustment. For example, for Segment 1, that would be 1,000 – 373.34 – 69.93 = 556.73.

(d)

Segment Distribution Value after Loan represents the amount a policy owner would receive from a Segment if they decided to surrender their policy immediately after this loan transaction. We would take the pre-loan Segment Distribution Value (shown in Example III above) and subtract the Loan Allocation. For example, for Segment 1, that would be 842.27 – 373.34 = 468.93.]

23